
SEC MAIL
RECEIVED
PROCESSING
JUN 18 2010
WASH, D.C.
211
SECTION


082-35199
File 82-35799
Exemption 12g3-2(b)
RECEIVED
2010 JUN 23 P 3:10




10015929

RYE PATCH GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

HAY & WATSON | Chartered Accountants

1822 West 2nd Avenue, Vancouver, BC, Canada V6J 1H9
P 604 732 1466 F 604 732 3133 E info@hay-watson.bc.ca

AUDITORS' REPORT

To the Shareholders of
Rye Patch Gold Corp.

We have audited the consolidated balance sheets of Rye Patch Gold Corp. as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Vancouver, British Columbia
April 8, 2010

Rye Patch Gold Corp. Statement 1

(An Exploration Stage Company)

Consolidated Balance Sheets

As at December 31

		2009		2008
ASSETS				
Current				
Cash and cash equivalents	$	**6,778,692**	$	170,481
Accounts receivable		**19,455**		192,569
Prepaid expenses		**53,570**		74,702
		6,851,717		437,752
Mineral properties *(Note 3)*		**2,880,981**		2,451,325
Other capital assets *(Note 4)*		**59,793**		77,816
Reclamation bond *(Note 5)*		**91,410**		106,514
	$	**9,883,901**	$	3,073,407
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**438,785**	$	310,859
Due to related parties *(Note 7)*		**29,093**		10,869
		467,878		321,728
SHAREHOLDERS' EQUITY *(Statement 4)*				
Share capital		**12,550,760**		7,389,043
Share subscription		**201,000**		-
Warrants		**4,751,783**		1,514,470
Contributed surplus		**1,278,990**		830,895
Deficit		**(9,366,510)**		(6,982,729)
		9,416,023		2,751,679
	$	**9,883,901**	$	3,073,407

Continuing operations and going concern *(Note 1)*
Commitments and contingencies *(Note 8)*
Subsequent events *(Note 13)*

ON BEHALF OF THE BOARD:

"Joe Kajzso"

______________________________, Director

"William Howald"

______________________________, Director

- See Accompanying Notes –

Rye Patch Gold Corp. Statement 2

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31

	2009	2008
Mineral property operations *(Note 3)*		
Mineral property expenses		
Exploration costs	$ **1,113,338**	$ 2,322,265
Write-off of resource property	**33,675**	109,514
	1,147,013	2,431,779
Administrative expenses		
Accounting and audit *(Note 7)*	**101,227**	110,636
Amortization	**24,866**	28,920
Insurance	**77,296**	69,954
Investor relations	**93,952**	313,920
Legal fees	**34,973**	49,732
Management fees *(Note 7)*	**279,019**	229,961
Office and administration	**109,410**	102,114
Rent	**147,860**	102,571
Stock-based compensation *(Note 6)*	**154,699**	279,676
Travel	**33,610**	72,580
Transfer agent and filing fees	**22,686**	44,843
Wages and bonuses	**223,215**	211,901
Loss on debt settlement	**-**	3,458
Recovery of administrative overhead	**-**	(5,390)
	1,302,813	1,614,876
Other (income) /expense		
Interest income	**(4,509)**	(53,839)
Foreign exchange (gain) / loss	**(61,536)**	17,011
	(66,045)	(36,828)
Net loss and comprehensive loss for the year	$ **(2,383,781)**	$ (4,009,827)
Loss per share – basic and fully diluted	$ **0.05**	$ 0.13
Weighted average number of shares outstanding – basic and fully diluted	**51,859,515**	31,751,053

- See Accompanying Notes –

Rye Patch Gold Corp. Statement 3

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31

	2009	2008
Cash Resources Provided By (Used In)		
Operating activities		
Net loss for the year	$ (2,383,781)	$ (4,009,827)
Items not involving cash		
Amortization	24,866	28,920
Foreign exchange loss	15,104	-
Stock-based compensation	154,699	279,676
Write-off of resource property	33,675	109,514
Loss on debt settlement	-	3,458
Changes in non-cash working capital items		
Accounts receivable	173,114	(138,692)
Prepaid expenses	21,132	9,356
Accounts payable and accrued liabilities	(220,270)	231,836
Due to related parties	18,224	(23,392)
	(2,163,237)	(3,509,151)
Investing activities		
Mineral properties	(432,331)	(363,560)
Purchase of other capital assets	(6,843)	(10,730)
Reclamation bond	-	(61,051)
	(439,174)	(435,341)
Financing activities		
Shares, warrants and brokers' options issued for cash	9,373,550	1,770,500
Share subscriptions received	201,000	-
Share issue costs	(363,928)	(103,510)
	9,210,622	1,666,990
Net increase (decrease) in cash and cash equivalents	6,608,211	(2,277,502)
Cash and cash equivalents – beginning of the year	170,481	2,447,983
Cash and cash equivalents – end of the year	$ 6,778,692	$ 170,481
Cash and cash equivalents are composed of:		
Cash in bank	$ 5,548,692	$ 50,481
Short-term deposits	1,230,000	120,000
	$ 6,778,692	$ 170,481
Supplemental non-cash information		
Securities issued as finders' fee	$ 485,892	$ 15,000
Mineral property acquisition paid by issue of shares	31,000	20,000
Capital asset acquired on settlement of outstanding balance by related party	-	19,190

- See Accompanying Notes –

Rye Patch Gold Corp.

Statement 4

(An Exploration Stage Company)

Consolidated Statements of Shareholder's Equity

For the years ended December 31, 2009 and 2008

	Number of common shares	Amount	Share subscription	Warrants	Contributed surplus	Deficit	Total shareholders' equity
Balance as at December 31, 2007	27,948,617	$ 5,837,303	$ -	$ 1,379,220	$ 551,219	$ (2,972,902)	$ 4,794,840
Issued for private placement (Note 6a)	5,000,000	1,250,000	-	-	-	-	1,250,000
Issued for private placement (Note 6b)	1,060,000	265,000	-	-	-	-	265,000
Issued for private placement (Note 6d)	2,254,167	135,250	-	135,250	-	-	270,500
Issued for mineral property interest (Notes 3e and 6c)	100,000	20,000	-	-	-	-	20,000
Share issue costs on private placements	-	(118,510)	-	-	-	-	(118,510)
Stock-based compensation	-	-	-	-	279,676	-	279,676
Net loss	-	-	-	-	-	(4,009,827)	(4,009,827)
Balance as at December 31, 2008	36,362,784	7,389,043	-	1,514,470	830,895	(6,982,729)	2,751,679
Issued for private placement (Note 6d)	4,881,666	325,626	-	260,174	-	-	585,800
Issued for private placement (Note 6e)	2,955,000	197,551	-	157,049	-	-	354,600
Issued for private placement (Note 6f)	21,031,666	1,801,979	-	1,352,771	-	-	3,154,750
Issued for private placement (Note 6h)	20,830,000	3,721,208	-	1,486,292	-		5,207,500
Issued for mineral property interest (Notes 3e and 6g)	100,000	31,000	-	-	-	-	31,000
Issued on the exercise of warrants (Note 6i)	356,000	72,373	-	(18,973)	-	-	53,400
Issued on the exercise of brokers' options (Note 6j)	116,667	36,746	-	-	(19,246)	-	17,500
Share issue costs	-	(1,024,766)	-	-	312,642	-	(712,124)
Stock-based compensation	-	-	-	-	154,699	-	154,699
Share subscription received (Notes 13a and e)	-	-	201,000	-	-	-	201,000
Net loss	-	-	-	-	-	(2,383,781)	(2,383,781)
Balance as at December 31, 2009	**86,633,783**	**$ 12,550,760**	**$ 201,000**	**$ 4,751,783**	**$ 1,278,990**	**$ (9,366,510)**	**$ 9,416,023**

1. Continuing operations and going concern

The Company was incorporated under the British Columbia Business Corporations Act on April 13, 2006. The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company's investment in its mineral properties is dependent upon the future discovery, development and sale of minerals, and the ability to raise sufficient capital to finance these activities, or the proceeds from the sale of these properties.

These consolidated financial statements have been prepared on the basis that the Company is a going concern. This assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of debt or common shares. These consolidated financial statements do not reflect the adjustments or reclassifications necessary if the Company was unable to continue operations.

2. Significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reflect the following significant accounting policies:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rye Patch Gold US Inc. (individually and collectively, the "Company").

Cash and cash equivalents

Cash and cash equivalents consist of balances on deposit and investments in highly liquid short-term deposits which are readily convertible into known amounts of cash and which are subject to insignificant risks of changes in fair value.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among others, the useful lives of other capital assets, determination of the net recoverable amount of mineral properties and other assets, the amount of stock-based compensation, determination of future tax assets and liabilities, and contingencies.

2. Significant accounting policies - *continued*

Mineral properties

The Company accounts for its mineral property interests by capitalizing the costs of acquisition, by property, and by expensing to operations the costs of exploration. Sale and option proceeds received will be credited against the capitalized acquisition cost of the related interests, with any excess being credited to operations. Gains or losses will not be recognized on the partial sale or disposition of interests, except when a significant disposition of reserves has been made. Future exploration and development costs will be capitalized for a property when the existence of a proven or probable mineral reserve on that property has been established. If commercial production commences, the net capitalized costs will be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties are written off to operations.

The Company reviews the carrying value of its mineral property interests whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts. This is determined by comparing the carrying value to estimated future operating results and undiscounted cash flows. An impairment loss is recognized when the carrying value of these assets exceeds their estimated fair value and is not recoverable.

Environmental expenditures

The operations of the Company have been, and may in the future be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

Environmental expenditures relating to ongoing environmental and reclamation programs will be charged to operations as incurred, or capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. These costs will be recognized when the ultimate liability is reasonably determinable. Management's estimate of reclamation and restoration costs has not been included in these consolidated financial statements as the amount is not currently material.

Other capital assets

Other capital assets are recorded at cost and amortized over their estimated useful lives. The Company records amortization on a declining balance basis for equipment and furniture, and on a straight-line basis for leasehold improvements, at the following rates. The amortization rates are reduced by one-half in the years of acquisition and disposal, except in the case of leasehold improvements which are depreciated at the full rate.

Computer equipment	45%
Computer software	100%
Office furniture and equipment	20%
Exploration equipment	20%
Leasehold improvements	20%
Vehicles	30%

2. Significant accounting policies - *continued*

Foreign currency translation

The Company's reporting currency is the Canadian dollar. The Company's subsidiary is financially and operationally integrated with the Company, and its financial statements are translated into Canadian dollars using the temporal method. Under this method, foreign currency balances and transactions are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rate of exchange prevailing at the balance sheet dates;
- non-monetary assets and liabilities at the applicable historical exchange rates; and
- revenues and expenses at the average rates of exchange during the period, other than amortization which is translated at historical rates.

The resultant foreign exchange gains and losses are included in operations.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined, using enacted or substantially enacted income tax rates at each balance sheet date, based on the differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. When the future realization of income tax assets does not meet the test of more likely than not, a valuation allowance is recognized.

Stock based compensation

From time to time, the Company grants options to directors, officers, employees and consultants to purchase common shares. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the stock options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for options granted to employees, officers and directors over the period during which the related options vest. Compensation costs are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

Earnings or loss per share

The basic earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the year. The diluted earnings or loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year. For this purpose, the "treasury stock method" is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents are excluded from the computation of diluted loss per share for the years presented as including them would be anti-dilutive.

2. Significant accounting policies - *continued*

Changes in accounting policies

During 2009, the Company adopted the following new presentation and disclosure standards issued by the Canadian Institute of Chartered Accountants ("CICA"). There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

a) Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA issued the Emerging Issues Committee ("EIC") Abstract EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities", effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, "Financial Instruments – Recognition and Measurement." It states that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted this abstract during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company's consolidated financial statements.

b) Financial instruments

CICA Handbook Section 3862 "Financial Instruments – Disclosure" requires an entity to classify fair value measurements using a hierarchy that reflects the significance of inputs used in making fair value measurements, based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The levels and inputs which may be used to measure fair value are:

a) Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
b) Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.
c) Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and amounts due to related party. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on a recurring basis include short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

2. Significant accounting policies – *continued*

Future accounting pronouncements

a) Section 1582 Business Combinations, Section 1601 Consolidated Financial Statements and Section 1602 Non-controlling Interests

These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after January 1, 2011. Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. Early adoptions of these recommendations are permitted and the Company is currently considering the impact of adopting these pronouncements.

b) International Financial Reporting Standards ("IFRS")

In 2006, the Accounting Standards Board (the "AcSB") of the CICA published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has assessed the impact of the adoption of IFRS for 2011, and concluded that currently there would be no significant impact or modification to financial reporting or accounting systems.

3. Mineral properties

Expenditures on mineral properties during the years ended December 31, 2009 and 2008.

	Wilco-Newmont Property (Note 3a)	Gold Ridge Property (Note 3c)	Jessup Property (Note 3d)	Lincoln Hill Property (Note 3e)	Keystone Property (Note 3f)	Other (Note 13d)	Total
Acquisition costs							
Cumulative acquisition costs as at December 31, 2008	$ 616,610	$ 78,241	$ 1,516,687	$ 206,112	$ 33,675	$ -	$ 2,451,325
Acquisition costs	-	-	-	3,510	-	-	3,510
Lease obligations	40,949	-	128,697	107,048	-	-	276,694
Legal, permits and royalties	3,987	-	-	2,832	-	-	6,819
Staking	-	13,712	-	-	-	-	13,712
Holding costs	43,778	74,067	28,833	15,918	-	-	162,596
Total acquisition costs for fiscal 2009	88,714	87,779	157,530	129,308	-	-	463,331
Write-down of acquisition costs	-	-	-	-	(33,675)	-	(33,675)
Cumulative acquisition costs as at December 31, 2009	**$ 705,324**	**$ 166,020**	**$ 1,674,217**	**$ 335,420**	**$ -**	**$ -**	**$ 2,880,981**
Exploration expenditures							
Cumulative exploration expenditures on the properties as of December 31, 2008	$ 2,786,663	$ 51,290	$ 499,867	$ 504,763	$ 131,038	$ -	$ 3,973,621
Geological	130,626	7,645	65,169	82,733	804	3,599	290,576
Drilling	244,366	-	-	441,029	-	-	685,395
Geochemical	44,305	-	4,902	63,301	-	-	112,508
Travel and overhead	8,403	-	5,365	6,259	3,235	1,597	24,859
Total exploration expenditures charged to operations fiscal 2009	427,700	7,645	75,436	593,322	4,039	5,196	1,113,338
Cumulative expenditures on active properties charged to operations as of December 31, 2009	**$ 3,214,363**	**$ 58,935**	**$ 575,303**	**$ 1,098,085**	**$ 135,077**	**$ 5,196**	**$ 5,086,959**

3. Mineral properties - *continued*

	Wilco - Newmont Property (Note 3a)	Coal Canyon Property (Note 3b)	Gold Ridge Property (Note 3c)	Jessup Property (Note 3d)	Lincoln Hill Property (Note 3e)	Keystone Property (Note 3f)	Total
Acquisition costs							
Cumulative acquisition costs as at December 31, 2007	$ 539,868	$ 96,574	$ 60,152	$ 1,379,205	$ 101,480	$ -	$ 2,177,279
Acquisition costs	16,000	-	-	13,867	87,475	-	117,342
Lease obligations	16,000	-	-	89,602	-	-	105,602
Legal and permits	2,329	404	-	3,625	5,403	1,123	12,884
Holding costs	26,980	11,734	16,934	15,379	11,441	30,580	113,048
Staking costs	15,433	802	1,155	15,009	313	1,972	34,684
Total acquisition costs for fiscal 2008	76,742	12,940	18,089	137,482	104,632	33,675	383,560
Write-down of acquisition costs	-	(109,514)	-	-	-	-	(109,514)
Cumulative acquisition costs as at December 31, 2008	**$ 616,610**	**$ -**	**$ 78,241**	**$ 1,516,687**	**$ 206,112**	**$ 33,675**	**$ 2,451,325**
Exploration expenditures							
Cumulative exploration expenditures on the properties as of December 31, 2007	$ 1,619,889	$ 20,755	$ 13,551	$ 15,750	$ 2,406	$ -	$ 1,672,351
Geological	237,203	240	4,678	93,232	111,324	69,616	516,293
Geophysical	868	-	-	21,080	-	44,940	66,888
Geochemical	269,654	-	7,723	154,420	94,389	16,482	542,668
Drilling	655,785	-	25,338	210,668	290,791		1,182,582
Travel and overhead	3,264	-	-	4,717	5,853	-	13,834
Total exploration expenditures charged to operations for fiscal 2008	1,166,774	240	37,739	484,117	502,357	131,038	2,322,265
Cumulative expenditures on active properties charged to operations as of December 31, 2008	**$ 2,786,663**	**$ 20,995**	**$51,290**	**$499,867**	**$504,763**	**$131,038**	**$3,994,616**

a) Wilco - Newmont Property

On December 15, 2005, North American Diversified Resources Corporation ("NADR") and Newmont Mining Corporation ("Newmont"), the lessor of the property, entered into a Mining Lease and Sublease agreement (the "Agreement") on the Wilco Property claims in Pershing County, Nevada. On April 20, 2006, NADR assigned its rights and interests under the Agreement to the Company. In consideration of this assignment, the Company issued 4,500,000 shares to NADR and 500,000 shares to a third party identified by NADR. These shares were valued at $500,000. Neither party was related to the Company at the time of the acquisition. The Company also paid NADR US$150,000.

The Company completed its obligations to make minimum exploration expenditures of US $3,000,000 on this property and earned its 100% interest in the property by December 31, 2009.

3. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

Beginning on December 15, 2011, the sixth anniversary of the Agreement, and each anniversary date thereafter, the Company is also obligated to pay Newmont, an annual rent of US$84,714 in cash within 30 days of each anniversary date, if at least US$500,000 was not spent on the property in the preceding anniversary year. This annual rent will fluctuate with the Consumer Price Index.

The Company is also obligated to pay the owner of certain mining claims a net smelter return ("NSR") of between 2% and 5% (calculated based on the monthly price of gold), and advanced royalty payments of US$15,000 annually until 2012 (paid up to date), and US$20,000 every year thereafter.

Newmont may enter into a joint venture agreement with the Company at any time up to the date that is 120 days after the Company delivers a feasibility study to Newmont. If a joint venture commences, Newmont has the option of spending US$15,000,000 on the property by the 8th anniversary date of this agreement (Phase I Earn-In Expenditures). Newmont's initial interest in the joint venture will be 60%, and the Company's interest will be 40%, if Newmont makes the required expenditures. Newmont will earn an additional 10% interest if it notifies the Company within 90 days of completing the Phase 1 Earn-in Expenditures, and by spending an additional US$5,000,000. If a joint venture commences, the Company will not be required to make any further minimum expenditures on the property. If Newmont does not exercise the joint venture option, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company, at the discretion of the Company .

Newmont's interest in the property will then be reduced to an NSR of 2% to 5%, calculated on a sliding scale depending on the price of gold at the time of production, in respect of gold, silver and platinum group metals production and a 3.5% NSR in respect of all other mineral production. The Newmont NSR will be offset by any other existing underlying NSRs, to a minimum of 2%. A portion of the property is also subject to a 2% NSR payable to Western States Minerals Corporation.

The Company may terminate the Agreement at any time upon 60 days notice. Newmont may terminate the agreement on 60 days notice if the Company defaults on any of its obligations.

In December 2006, the Company acquired another nine mining claims to add to the Wilco-Newmont property, by way of staking. The Company owns 100% of these new claims.

On March 21, 2007, the Company signed a letter agreement with H&M Mining, Inc. to lease the Valley View mining claim, Pershing County, Nevada. The initial lease is for 20 years, subject to the Company's option to extend the lease for a further two 20 year periods. An NSR of 1% to 3%, depending on the price of gold at the time of production, is payable in respect of mineral production. All minimum payments made, and NSRs paid, can be applied to the option purchase price of US$1,000,000. The Company is obligated to make the following minimum payments pursuant to the agreement:

3. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

		Amount	
Initial payment	US$	10,000	Paid
By March 21, 2008		15,000	Paid
By March 21, 2009		20,000	Paid
By March 21, 2010		25,000	Paid
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

b) Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims. On September 1, 2008, the Company relinquished 80 Lode Mining Claims, and continues to maintain 124 Lode Mining Claims that cover a portion of the Oreana gold trend. The Company wrote down the acquisition costs of the property of $20,995 in December 2008 when it decided not to conduct further exploration of the property at this time.

c) Gold Ridge Property

In November 2006, the Company acquired, through staking, 127 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims. In April 2009, the Company acquired, through staking, an additional 108 Lode Mining Claims to cover open ground along the Oreana gold trend.

d) Jessup Property

On September 27, 2007, the Company acquired the Jessup project located in Churchill County, Nevada, from Midway Gold Corp. ("Midway"). The Jessup project is comprised of 36 unpatented mining claims owned by Midway, and one patented mining claim and 99 unpatented mining claims held under various leases.

The underlying lease obligations on 96 of the unpatented Snowwave claims are:

		Amount	
Monthly in 2007	US $	6,000	Paid
Monthly in 2008		7,000	Paid
Monthly in 2009		8,000	Paid
Monthly in 2010 and every month thereafter		9,000	Paid up to date

The underlying lease obligations on the other three unpatented Mough claims are:

		Amount	
In 2008	US $	8,000	Paid
In 2009		9,000	Paid
In 2010, and every year thereafter		10,000	Paid up to date

3. Mineral properties - *continued*

d) Jessup Property - *continued*

The underlying lease obligation on the patented Victory claim is:

		Amount	
In 2008 up to and including 2010	US $	5,000	Paid up to 2009
In 2011 up to and including 2015		10,000	
In 2016 up to and including 2020		20,000	
In 2021 and every year thereafter		30,000	

These claims are subject to production royalties ranging between 1% and 5%. The 96 unpatented claims are also subject to a 1.6% NSR. The Company may also purchase some of the properties and portion of the production royalties for amounts ranging from between US$250,000 and US$3 million, depending on the property, when the option is exercised or the purchase is made.

The Company has also expanded the size of the property by staking 73 new unpatented mining claims.

e) Lincoln Hill Property

On November 7, 2007, the Company entered into a letter of intent with Mountain Gold Exploration, Inc. ("MGE") and Lane Griffin (collectively, the Lessors) for the lease of certain properties and mineral rights owned or controlled by the Lessors. The property is comprised of one patented lode claim and 34 unpatented mining claims, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an underlying option agreement. The lease is for 20 years, renewable on certain conditions.

The Company is required to make the following advanced royalty payments to the Lessors to be credited towards the Lessors' NSR:

		Amount	Number of shares	
On signing the LOI Agreement	US$	50,000	100,000	Paid and issued
November 2008		60,000	100,000	Paid and issued
November 2009		65,000	100,000	Paid and issued
November 2010		70,000	150,000	
November 2011		75,000	150,000	
November 2012		80,000	150,000	
Each year thereafter		80,000		

In addition, the Company is required to make the following minimum exploration expenditures:

		Amount	
By November 2008	US$	100,000	Requirement met
By November 2009		200,000	Requirement met
By November 2010		300,000	Requirement met
By November 2011		500,000	Requirement met
By November 2012		1,000,000	

3. Mineral properties - *continued*

e) Lincoln Hill Property - *continued*

The Company also paid US$5,770 that remained under the underlying option agreement and a total of $3,256 quarterly payments for the lease agreement assigned to the Company. The Lessors retain a 4% NSR on the property, 1% of which the Company may purchase for US$1 million during the first seven years of the lease, and an additional 1% NSR which may be purchased for US$3 million during the first 10 years of the lease. The Lessors also reserve the right to explore for and mine certain other minerals on the property.

On September 8, 2009, the Company signed an agreement to acquire another 3 mining claims in Pershing Country, Nevada, for a total of US$41,000 payable as follows:

		Amount	
Initial payment	US$	3,000	Paid
By September 8, 2010		5,000	
By September 8, 2011		7,500	
By September 8, 2012		10,000	
By September 8, 2013		15,500	

In addition, the Company will reimburse the current property holders up to US$1,000 for the 2009 - 2010 claim maintenance fees.

f) Keystone South Property

On February 6, 2008, the Company entered into option agreement with Barrick Gold Exploration Inc. to acquire the Keystone South property consisting of 207 unpatented lode claims. Pursuant to the agreement, the Company will acquire a 60% interest in the property by incurring minimum exploration expenditures totalling US$1 million over four years. In May 2009, the Keystone South project agreement was terminated and the property was returned to Barrick Gold. As a result, $33,675 of acquisition costs were written off during 2009.

4. Other capital assets

	Cost	Accumulated amortization	Net book value 2009
Computer equipment	$ 33,712	$ 25,361	$ 8,351
Computer software	9,938	9,938	-
Office furniture and equipment	66,762	29,992	36,770
Exploration equipment	2,025	895	1,130
Leasehold improvements	25,254	12,799	12,455
Vehicle	2,998	1,911	1,087
	$ 140,689	$ 80,896	$ 59,793

4. Other capital assets - *continued*

	Cost	Accumulated amortization	Net book value 2008
Computer equipment	$ 33,712	$ 17,997	$ 15,715
Computer software	11,681	10,342	1,339
Office furniture and equipment	61,139	21,029	40,110
Exploration equipment	2,025	577	1,448
Leasehold improvements	25,255	7,748	17,507
Vehicle	2,997	1,300	1,697
	$ 136,809	$ 58,993	$ 77,816

5. Reclamation bond

As of December 31, 2009 and 2008, the Company had deposited US$87,107 as a reclamation bond with the Bureau of Land Management in Nevada .

6. Share capital and contributed surplus

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

a) On May 16, 2008, the Company closed a private placement for 5,000,000 common shares at a price of $0.25 for gross proceeds of $1,250,000. A finder's fee of $75,000 was paid in connection with this private placement.

b) On May 22, 2008, the Company completed a private placement for 1,000,000 common shares at a price of $0.25 per share for gross proceeds of $250,000. The Company issued 60,000 common shares as a finder's fee in connection with this private placement.

c) In November 2008, the Company issued a total of 100,000 shares towards the acquisition of the Lincoln Hill property (Note 3e). The deemed issue price of these shares was the trading value on the date the shares were issued.

d) The Company completed a non-brokered private placement for a total 7,135,833 units, with a first tranche of 2,254,167 units which closed on December 31, 2008 and a second tranche of 4,881,666 units which closed on February 23, 2009, at a price of $0.12 per unit for total gross proceeds of $856,300. Each unit consisted of one common share and one common share purchase warrant exercisable into one common share at a price of $0.15 for a period of two years from the closing date. A fair value of $135,250 and $260,174, respectively, was assigned to the warrants issued on the first and second tranches based on the Black-Scholes Option Pricing Model. Finders' fees of $25,920 were paid in connection with this private placement.

e) On March 11, 2009, the Company closed a non-brokered private placement of 2,955,000 units at a price of $0.12 per unit for gross proceeds of $354,600. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share of the Company at a price of $0.15 until March 11, 2011. A fair value of $157,049 was assigned to the warrants based on the Black-Scholes Option Pricing Model. The Company also paid finders' fees of $14,616 in a connection with this private placement.

6. Share capital and contributed surplus - *continued*

f) On August 6, 2009, the Company completed a non-brokered private placement consisting of 21,031,666 units at a price of $0.15 for gross proceeds of $3,154,750. Each unit consisted of one common share and one transferable common share purchase warrant exercisable into one share of the Company at a price of $0.20 until February 6, 2011. A fair value of $1,352,771 was assigned to these warrants based on the Black-Scholes Option Pricing Model.

The Company paid $213,206 in finder's fees in connection with this private placement and issued 1,895,166 non-transferable broker's options. Each broker's option is exercisable into one unit at a price of $0.15 until February 6, 2011. Each unit is comprised of one common share and one non-transferable common share purchase warrant with the same terms as the private placement warrants. A fair value of $312,642 was assigned to these broker's options based on the Black-Scholes Option Pricing Model.

g) On November 2, 2009, 100,000 shares were issued towards the acquisition of Lincoln Hill property (Note 3e). The deemed issue price of these shares was the trading value on the date the shares were issued.

h) On December 24, 2009, the Company closed a first tranche of a 24,280,000 unit non-brokered private placement. This tranche consisted of 20,830,000 units at a price of $0.25 per unit for gross proceeds of $5,207,500. Each unit consisted of one common share and one-half of one transferable common share purchase warrant, with one whole warrant exercisable into one share at a price of $0.35 until December 24, 2011. A fair value of $1,486,292 was assigned to these warrants based on the Black-Scholes Option Pricing Model. The securities issued pursuant to the first tranche closing are subject to a hold period that expires on April 25, 2010.

The Company accrued $153,125 in finder's fees which was paid in cash subsequent to the year end and a fair value of $173,250 for 693,000 finder's units issued on February 14, 2010 (Note 13b). Each finder's unit consisted of one share and one-half of one non-transferable common share purchase warrant, with one whole warrant exercisable into one share at a price of $0.35 until December 24, 2011..

i) During fiscal 2009, 356,000 warrants were exercised for proceeds of $53,400. A fair value of $18,973 was transferred to share capital on the exercise of these warrants.

j) During fiscal 2009, 116,667 broker's options were exercised into one share and one warrant for proceeds of $17,500. A fair value of $19,246 was recognized on the issuance of the warrants associated to the broker's options, which was subsequently transferred to share capital on the exercise of the warrants.

Warrants

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2007	6,281,375	$ 0.79
Issued	2,254,167	0.15
Outstanding, December 31, 2008	8,535,542	0.62
Issued	39,399,999	0.23
Expired	(6,281,375)	(0.79)
Exercised	(356,000)	(0.15)
Outstanding, December 31, 2009	41,298,166	$ 0.23

6. Share capital and contributed surplus - *continued*

Warrants outstanding as at December 31, 2009 were:

Expiry date	Exercise price	Number of warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
December 31, 2010	$ 0.15	2,254,167	$ 0.15	1.00
February 6, 2011*	0.20	21,148,333	0.20	1.10
February 23, 2011**	0.15	4,525,666	0.15	1.15
March 11, 2011***	0.15	2,955,000	0.15	1.19
December 24, 2011	0.35	10,415,000	0.35	1.98
		41,298,166	$ 0.23	1.33

* Subsequently, 130,000 of these warrants were exercised.
** Subsequently, 100,000 of these warrants were exercised.
*** Subsequently, 93,300 of these warrants were exercised.

Stock options

Effective September 5, 2006, the Company adopted a stock option plan. Under this plan, the Company may grant options of up to 10% of its outstanding common shares to its directors, officers, employees and consultants. The exercise price of the share purchase options will be no less than the closing price of the shares on the TSX Venture Exchange on the business day immediately before the date of granting of the option, unless the Exchange permits discounts, or allows some other minimum exercise price.

A quarter of the options granted vest on the date of grant and a quarter will vest every six months thereafter. Options will expire five years from the date granted.

	Number of options	Weighted average exercise price
Outstanding, December 31, 2007	2,325,000	$ 0.48
Granted	400,000	0.40
Expired	(520,000)	(0.49)
Outstanding, December 31, 2008	2,205,000	0.47
Granted	1,055,000	0.20
Expired	(55,000)	(0.41)
Outstanding, December 31, 2009	3,205,000	$ 0.38

6. Share capital and contributed surplus - *continued*

Options outstanding as at December 31, 2009 were:

	Options outstanding				Options exercisable	
Expiry date	Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price
October 12, 2011	$ 0.50	825,000	$ 0.50	1.78	825,000	$ 0.50
January 19, 2012	$ 0.40	100,000	0.40	2.05	100,000	0.40
January 19, 2012	$ 0.50	150,000	0.50	2.05	150,000	0.50
March 14, 2012	$ 0.50	200,000	0.50	2.20	200,000	0.50
July 19, 2012	$ 0.50	90,000	0.50	2.55	90,000	0.50
October 18, 2012	$ 0.45	400,000	0.45	2.80	400,000	0.45
June 10, 2013	$ 0.40	385,000	0.40	3.44	385,000	0.40
August 21, 2014*	$ 0.20	1,055,000	0.20	4.64	263,750	0.20
		3,205,000	$ 0.38	3.12	2,413,750	$ 0.44

*Subsequently, 5,000 of these options were exercised.

Brokers' options

	Number of options	Weighted average exercise price
Outstanding, December 31, 2007 and 2008	900,000	$ 0.50
Expired *	(900,000)	0.50
Granted (Note 6f)	1,895,166	0.15
Exercised (Note 6j)	(116,667)	0.15
Outstanding, December 31, 2009	1,778,499	$ 0.15

*On July 19, 2007, the Company granted to its agent 900,000 compensation options to purchase 900,000 common shares of the Company at a price of $0.50 until July 19, 2009. These options expired during the year ended December 31, 2009.

Black-Scholes Assumptions

The fair values of the options granted and warrants issued during 2009 were estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following range of assumptions:

	2009	2008
Risk-free interest rate	1.12%-2.65%	1.09%-3.37%
Expected volatility	178%-189%	151%-190%
Expected years of option or warrant life	1.5 -5 years	2-5 years
Expected dividend	$Nil	$Nil

6. Share capital and contributed surplus - *continued*

During the fiscal 2009, under the fair-value-based method, $154,699 (2008 - $279,676) in stock-based compensation expense was recorded in the consolidated statements of operations for the options which vested during the period.

Escrowed shares

An aggregate of 6,125,000 shares were placed in escrow in accordance with two escrow agreements dated June 13, 2007 and July 8, 2007, of which a total of 612,500 shares were released in 2007, 3,981,250 shares in 2008; and the balance of 1,531,250 shares was released in 2009.

7. Related party transactions

Related party transactions are recorded at the exchange amount as agreed to by the parties. Related party transactions not otherwise disclosed in these financial statements were:

a) The Company incurred legal fees of $33,494 (2008 - $47,412), and share issue costs of $67,793 (2008 - $12,798) with a legal firm in which the Corporate Secretary is a partner. As at December 31, 2009, $22,909 (December 31, 2008 - $5,619) was owed to this firm.

b) The Company incurred accounting and administrative fees of $60,000 (2008 - $58,500) with a company of which the Chief Financial Officer is the President and a director. As at December 31, 2009, $6,184 (December 31, 2008 - $5,250) was owed to this company.

c) The Company paid $152,929 (2008 - $117,341) in management fees, $6,410 (2008 - $Nil) for professional services, and $6,000 (2008 - $Nil) in leasing costs to a company controlled by its President. As at December 31, 2009 $Nil (2008 - $Nil) was owed to this company.

d) The Company paid $126,090 (2008 - $112,620) in management fees to a company controlled by its Chairman. As at December 31, 2009 $Nil (2008 - $Nil) was owed to this company.

e) The Company incurred $Nil (2008 - $112,883) for rent and administrative expenses on behalf of a company with directors in common. As of December 31, 2009, no amount was owed by this company. During 2008, an outstanding balance of $19,190 owed to the Company was settled by the exchange of other capital assets. A loss of $3,458 was recognized on that settlement.

8. Commitments and contingencies

a) The Company has commitments under operating leases for its premises in Vancouver, British Columbia, for an approximate minimum annual rent of $93,000 until December 31, 2011, and in Reno, Nevada, for a minimum annual rent of US$60,000 until April 30, 2011.

b) As disclosed in Note 3a, if Newmont does not exercise the joint venture option by the 120th day of receipt of a feasibility study from the Company, elects not to proceed with the joint venture after the joint venture agreement is signed, or fails to complete the Phase 1 Earn-in Expenditures, it will be obligated to sell its interest in the Wilco – Newmont property to the Company for US$2,000,000, which may be partially payable in shares at the discretion of the Company.

9. Operating segment information

The Company operates in one industry segment within two geographical areas, Canada and the state of Nevada in the United States of America. The mineral properties are held solely in the Nevada segment.

The following table shows the other capital assets at December 31, 2009 attributable to each geological segment:

		2009		2008
Canada	$	33,484	$	45,168
United States		26,309		32,648
	$	59,793	$	77,816

10. Income taxes

The Company's future income tax assets and liabilities at December 31, 2009 are as follows:

	2009	2008
Future income tax assets		
Equipment	$ 5,640	$ 3,173
Mineral properties	1,790,079	1,395,404
Tax loss carry-forwards	1,043,689	674,710
Total future income tax assets	2,839,408	2,073,287
Valuation allowance	(2,839,408)	(2,073,287)
Net future income tax assets	$ -	$ -

A reconciliation of the provision for recovery of income taxes is as follows:

	2009	2008
Loss before income taxes	$ 2,383,781	$ 4,009,827
Combined Canadian and provincial statutory tax rates	30%	31%
Recovery of income taxes based on combined statutory tax rates	715,134	1,243,046
Add:		
Higher effective tax rate in foreign jurisdiction		82,864
	54,790	
Increase in recovery - expenses deductible for tax purposes	64,649	
Deduct:		
Decrease in recovery - current period losses not recognized	(421,162)	(422,050)
Decrease in recovery - amounts not deducted for tax purposes	(413,411)	(931,431)
Future income tax recovery	$ -	$ -

At December 31, 2009, the Company has non-capital losses for income tax purposes of approximately $3.8 million that may be used to offset future taxable income. These losses, if not utilized, will expire in the following years:

2026	$ 204,000
2027	$ 883,000
2028	$ 1,321,000
2029	$ 1,361,000

11. Financial instruments and risk management

Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in operations in the period incurred.

The Company's operations consist of the acquisition, exploration and development of mineral resource properties in North America. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of being affected by these risks, which may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. When material, these risks are also reviewed and monitored by the Board of Directors.

a) Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements. The Company manages this risk by only entering into contracts with counterparties who have sufficient financial strength to minimize the risk of a financial default.

(i) Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production. Therefore, the Company is not exposed to significant trade credit risk.

(ii) Cash and cash equivalents
In order to manage credit and liquidity risk to minimize the likelihood of a loss, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Monetary limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Derivative financial instruments
As at December 31, 2009 the Company has no derivative financial instruments.

b) Liquidity risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures, through the management of its available cash and the issue of shares, that there are sufficient cash balances to meet its short-term business requirements.

11. Financial instruments and risk management - *continued*

c) Currency risk
The Company's property interests in the United States subject it to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

On the basis of historical operations, a one cent change in the US/Canadian dollar exchange rate would affect the results of operations by approximately $4,500.

The Company does not invest in derivatives to mitigate these risks.

d) Interest rate risk
The Company limits its exposure to interest rate risk by investing only in short term investments at major Canadian financial institutions.

A one percent change in interest rates would affect the results of operations by approximately $7,000.

e) Fair value disclosures
The carrying values of accounts receivable, accounts payable and accrued liabilities and the amount due to related party approximate their fair values based on their short term nature.

f) Commodity price risk
The ability of the Company to develop its mineral properties and the future profitability of the Company will be directly related to the market price of gold.

12. Management of capital

The Company's shareholders' equity is considered to be its capital. The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through 2010. There are no external restrictions on the Company's capital.

13. Subsequent Events

a) On January 7, 2010, the Company closed the second tranche of a non-brokered private placement of 24,280,000 units for total gross proceeds of $6,070,000. The second tranche consisted of 3,450,000 units at a price of $0.25 per unit for gross proceeds of $862,500. Each unit consisted of one common share and one-half of one transferable common share purchase warrant, with each whole warrant exercisable into one share at a price of $0.35 until January 7, 2012.

   In connection with the second tranche, the Company paid $44,625 in finder's fees and issued 28,000 finders' units. The finders units consisted of one common share and one non-transferable common share purchase warrant with the same terms as the private placement warrants.

   The common shares issued pursuant to the second tranche closing are subject to a hold period that expires on May 8, 2010.

b) On February 14, 2010, in connection with the first and second tranches of the $6 million financing (Notes 6h and 13a), the Company issued a total of 721,000 common shares and 360,500 non-transferable common share purchase warrants, exercisable into one common share at a price of $0.35 until December 24, 2011 or January 7, 2012.

c) On February 1, 2010, the Company engaged the services of an investor relations consultant for a fee of $5,500 per month for an initial period of three months and which thereafter will be automatically renewed on a monthly basis. The Company also granted 50,000 stock options at an exercise price of $0.35, vesting 25% every three months following the grant date.

d) On November 18, 2009, the Company entered into a letter of intent and on February 10, 2010, signed a definitive agreement (the "Agreement") with Centerra Gold (U.S.) Inc. ("Centerra"), a subsidiary of Centerra Gold Inc. for the acquisition of Centerra's participating interest (currently 63.96%) in the Ren property. The Ren property is a joint venture ("Ren JV") between Homestake Mining Company ("Homestake"), California, a subsidiary of Barrick Gold Corporation, and Centerra and consists of 91 contiguous unpatented lode mining claims covering 7.4 square kilometres of the Northern Carlin trend.

   On April 8, 2010 Homestake exercised its pre-emptive right to acquire Centerra's interest in the Ren property, resulting in termination of the agreement. The Company will receive a break fee of US $250,000 on the completion of Homestake's acquisition of Centerra's interest.

e) Subsequent to the year end, 5,000 stock options, 323,300 warrants, and 170,966 brokers' options were exercised for an aggregate proceeds of $81,305.

14. Comparative Figures

The comparative figures have been reclassified where necessary to conform to the presentation used in the current year.

RYE PATCH GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
for the year ended December 31, 2009

Date of Report

The following Management Discussion and Analysis ("MD&A") for Rye Patch Gold Corp. ("Rye Patch" or the "Company") is prepared as of April 8, 2010, and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2009. Except as noted, all dollar amounts contained in this MD&A and in the financial statements are in Canadian dollars.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), as described in Note 1 to the Financial Statements. This is consistent with prior periods.

Management's Responsibility for Financial Statements

The information provided in this MD&A, including the Financial Statements, is the responsibility of management.

Company Overview

Rye Patch Gold Corp. is an exploration stage company engaged in the acquisition and exploration of gold properties located in the politically stable mining state of Nevada, United States of America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. The Company's business plan is to increase its gold ounce resource through continued acquisition of resource projects and through organic growth on its existing project portfolio, but not to go into production on its own. Over the past two years, the Company acquired interests in four projects covering roughly 78 square kilometres within Nevada's prolific gold trends. The Company controls two advance-stage resource projects – Wilco and Jessup - and has acquired one mid-stage project with significant high-grade resource potential, Lincoln Hill/Gold Ridge and one early-stage project with well defined drill targets - Gold Ridge. In April 2009, the Company acquired over 10 square kilometres of additional lands through staking of claims between the Wilco and Lincoln-Hill projects. The Company now controls almost 78 square kilometres in Nevada with 65 square kilometres located along the emerging Oreana gold trend.

Through 2007, 2008 and 2009, as the price of gold moved higher, Rye Patch completed exploration activities on all its projects, and NI 43-101 compliant technical reports at the Wilco and Jessup projects. The Company's goal of having ten million ounces of gold to its account within the next three years is taking shape and within reach. The Company intends to achieve this growth through the acquisition of resource-based projects and organic growth in its existing project portfolio. Rye Patch's common shares trade in Canada on the TSX Venture Exchange ("Exchange") under the symbol "RPM". The Company also trades in the United States of America on the OTC market under the symbol "RPMGF". On November 4, 2008, the Company achieved Tier 1 status on the Exchange. Tier 1 represents the Exchange's premier Tier and is reserved for the Exchange's most advanced Issuers.

Mr. William C. (Bill) Howald, AIPG, Certified Professional Geologist # 11041, Rye Patch's CEO and President, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program. He has verified the information and has reviewed and approved the contents of this MD&A.

The following table provides a breakdown of the Company's updated resource estimates using the results of the Company's 2008 drilling campaign at Wilco and Jessup properties by project and category:

Table 1: Rye Patch Gold's NI43-101 Resource Inventory

Rye Patch Gold's NI43-101 Resource Inventory (1)							
Property	Resource Category	Tonnes (X 1,000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces (3)
Wilco (2)	Measured	7,526	0.69	4.595	164,000	1,111,000	188,000
	Indicated	30,844	0.51	3.601	522,000	3,638,000	600,000
	Inferred	121,838	0.41	5.075	1,660,000	19,871,000	2,084,315
Jessup(2)	Measured	7,775	0.51	8.745	128,000	2,184,000	161,000
	Indicated	12,642	0.41	7.167	172,000	2,906,000	215,000
	Inferred	4,494	0.55	7.922	77,000	1,146,000	93,000
Total Measured & Indicated Resources					**986,000**	**9,839,000**	**1,164,000**
Total Inferred Resources					**1,737,000**	**21,017,000**	**2,177,315**

(1) All resources on 100% basis. Metallurgical recoveries and net smelter returns are assumed to be 100%. Conforms to 43-101 definitions for resources;

(2) Cutoff grade for Wilco Measured and Indicated resource is reported at 0.2 g/t Au for oxide mineralisation and 1.45 g/t Au for sulphide mineralisation. The Inferred resource is reported at 0.2 g/t Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is reported at 0.2 g/t Au for oxide mineralisation and 0.34 g/t Au for transition and sulphide mineralisation; and

(3) Wilco and Jessup Resource includes Au equivalent ounces (Aueq.); where Aueq. = (Ag opt X $Ag/oz) + (Au opt X $Au/oz)/$Au/oz, for Au/oz = $750, and Ag/oz = $16. .

As announced on May 11, 2009 on the Company's Wilco project and on June 2, 2009 at the Jessup project, the Company's resources now consist of 1,164,000 ounces of gold and gold equivalent in the measured and indicated category plus 2,177,315 ounces of gold and gold equivalent in the inferred category. At Wilco and Jessup, the Company has experienced excellent finding costs for its resource ounces. At present the Company is finding gold and silver ounces at US$1/ounce of gold and gold equivalent for all categories and just under US$3.60/ounce for measured and indicated gold and gold equivalent ounces. As compared to Newmont Mining Company which has discovery costs of approximately US$50/ oz at greenfields projects and US$16/oz on near-mine projects, these are extremely robust measures of success and a credit to the Company's exploration staff.

Mineral Resources are not Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for minability, selectivity, mining loss and dilution. These mineral resource estimates are measured, indicated and inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that the inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.

Overall Performance

The Company completed its initial public offering ("IPO") on July 19, 2007, and commenced trading on the Exchange on July 23, 2007. The IPO raised gross proceeds of $5,000,000. The funds raised were primarily used to conduct the Phase I exploration program on the Wilco Property.

Starting in July 2007, the Company completed a total of 9,310 metres of reverse circulation drilling and 915 metres of core drilling on the Wilco project. The drilling program achieved its stated goals of: 1) expanding the known Colado and Willard resource areas; 2) identifying high-grade gold mineralization along the mapped east-west structural corridors; and 3) making a new discovery in the Section Line target area near the old Willard mine.

The Phase-2 drilling program was completed on October 4, 2008 and included a total of 9,841 metres (32,290 feet) in 39 reverse circulation drillholes. The 2008 drill program extended the Section Line gold mineralisation and defined a new important target called North Basin. The last drillhole, WR-087 (38.1 metres grading 2.61 g/t Au), identified significant gold mineralisation in the North Basin target. The near-surface, oxide gold mineralisation is still open along strike to the west and north as well as down dip.

The Company acquired 100% ownership in two additional properties in 2007. The first, the Jessup project, was acquired through a purchase agreement with Midway Gold. Rye Patch completed a National Instrument 43-101 compliant resource estimate in the fourth quarter of 2007. The phase-1 program was completed on October 1, 2008, with a total of 5,120 metres (16,840 feet) in 45 reverse-circulation drill holes.

The second project acquired in 2007 was the Lincoln Hill property. This property is adjacent to and contiguous with the Company's 100% owned Gold Ridge property. The Company is acquiring 100% control of the Lincoln Hill project through an option agreement with several local Nevada prospectors. In August 2008, the Company completed Phase-1 drilling program. Eklund Drilling completed a total of 8,375 feet (2,553 metres) in 18 reverse circulation drill holes. Near the end of 2008, the Company completed a follow-up drill program at Lincoln Hill totalling 968 metres (3,175 feet) in 7 reverse circulation drillholes. The follow-up reverse circulation drilling program shows the at-surface stockwork gold and silver zone is still open along strike and at depth.

Rye Patch's 2008 exploration program was budgeted at US$1.85 million for its Wilco, Jessup, Lincoln Hill/Gold Ridge, and Keystone South projects. The four projects cover a total of 78 square kilometres (30 square miles) within some of the best exploration trends in Nevada. The majority of the work was directed at drilling the new discovery at Wilco and expanding the gold resources at Jessup. In addition, work completed on Lincoln Hill/Gold Ridge returned significant gold and silver assays (21.3 metres grading 27.2 g/t Au and 34 g/t Ag including 7.6 metres grading 75.4 g/t Au and 82 g/t Ag). Follow-up drilling shows the oxidised mineral zone is open along strike and at depth. At Keystone South, exploration activity focussed on identifying drill targets to be evaluated in 2009.

In April 2009, the Company acquired additional lands along the Oreana gold trend between the Wilco and Lincoln-Hill projects. The Company acquired over 10 square kilometres through staking of claims and now controls a total land position of 65 square kilometres containing gold and silver resources; gold-in-soil and rock-chip anomalies; high-grade gold and silver in drillholes; and numerous target areas for follow up exploration along the Oreana gold trend.

The Company completed 2009 drill programs on the Wilco and Lincoln Hill projects, with 3,000-metre (10,000 feet), reverse circulation drilling at the Wilco project, and a reverse circulation drill program and the core campaign totalling 2,508 metres (8,225 feet) and 557 metres (1,826 feet) respectively at Lincoln Hill. Core hole LRC-002, returned 21.19 g/t gold and over 7.0 metres starting at 25.3 metres.

Selected Annual Information

The following is a summary of the Company's financial results for the last three completed financial years:

	2009	2008	2007
Total revenues	Nil	Nil	Nil
Net loss	$2,383,781	$4,009,827	$2,578,359
Basic loss per share (1)	$0.05	$0.13	$0.13
Total assets	$9,883,901	$3,073,407	$4,888,934
Total long term liabilities	Nil	Nil	Nil
Dividends declared	Nil	Nil	Nil

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

Results of Operations – Gold Exploration

Wilco

The Company's Wilco project is located 160 kilometres northeast of Reno, Nevada -- the largest city in northern Nevada -- along the main transportation artery of Interstate 80. The project contains two gold resource areas – Willard and Colado.

On May 12, 2008, the Company released an updated resource estimate for the Willard and Colado resource areas based on the Company's 2007 drill results. The highly successful 2007 drill program resulted in the Company approving a US$750,000 follow-up drilling program to address the potential of the Section Line discovery and follow up on additional target areas within the 3,440 hectares property position. Phase-2 drilling program on the Wilco project started in June 2008 and was completed in October 2008 and finished with a total of 32,287 feet (9,841 metres) in 39 reverse circulation drillholes. The phase-2 program intersected multiple intervals with gold grades over significant thicknesses. In addition, the 2008 phase-2 drilling program ended with the best drillhole drilled on the property intersecting significant gold mineralisation (38.1 metres grading 2.61 g/t Au) in a new target designated the North Basin. The assay results were released in news releases on September 17, October 15, and November 25, 2008, and April 8 and May 11, 2009 (see www.sedar.com for details).

Step-out drilling in the Section Line area extends the gold zone and shows the mineralization continues to the west along the crest of the anticline. In addition, WR-061 and WR-062 demonstrate mineralization is open to the west along an east-west fault zone and toward the North Area target where recent drilling cut over 200 feet (61 meters) of intense quartz-pyrite stockwork breccias and veining. In the Pay Dirt area, initial drilling, WR-063, 64 and 65, confirms near-surface oxide along an east-west structural zone. Based on the initial results, additional drillholes are warranted in the target. Given the geologic understanding of the target, the Pay Dirt zone could potentially add additional inferred oxide mineralization to the Wilco resource model.

Drilling in the South Pit area suggests the mineralization is thinning as shown in drillholes WR-065, WR-066, and WR-067 as the drillholes move off the anticlinal fold axis. An east-west oriented, post-mineral fault is also suspected between drillholes WR-067 and WR-068.

Most importantly, drillhole WR-087 followed up on significant alteration and gold mineralisation encountered in drillhole WR-081 and confirms gold mineralisation continues to the north and east in the newly identified North Basin target. The North Basin target is defined by an area covering 500 metres (1,500 feet) north-south by 300 metres (1,000 feet) east-west, and appears to be an important new discovery for the Wilco property as indicated by the results of drillhole WR-081 (36.6 metres grading 1.95 g/t Au) and WR-087 (38.1 metres grading 2.61 g/t Au). Drillhole WR-087 encountered the same blanket of quartz-stockwork alteration as cut in drillhole WR-081.

In addition, WR-082 tested the sediments for gold mineralisation beneath the Colado deposit. WR-082 also intersected quartz-stockwork alteration at the same stratigraphic position as WR-081 and WR-087 but technical issues forced early termination of the drillhole. The last samples show the alteration zone contains gold. The significance of drillhole WR-082 is its location some 1.6 kilometres (5,200 feet) north of drillholes WR-081 and WR-087 suggesting the gold mineralised quartz-stockwork blanket is wide spread and potentially underlies the entire North Basin target area. A follow-up program is being planned for the North Basin target.

The 2008 drilling program expanded near-surface oxide mineralization to the west and north as well as identified a new target region – North Basin. On April 8, 2009, an updated resource estimate was completed incorporating the results of the 2008 drilling Campaign.

The updated NI43-101 compliant resource estimate shows a 10% increase in measured and indicated gold ounces, and a 48% increase in inferred gold ounces from the previously released (May 2008) resource estimate. In addition, the Company also estimated co-product silver associated with the gold model. A summary, by deposit area, is tabulated below:

Table 2: NI43-101 Wilco Gold Resource Estimate

Wilco Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Variable[1]	4,593	0.023	104,000	15,063	0.018	264,000	55,174	0.015	849,000
Colado	Variable[1]	3,703	0.016	60,000	19,597	0.013	258,000	79,129	0.010	811,000
Total		**8,296**	**0.020**	**164,000**	**34,660**	**0.015**	**522,000**	**134,303**	**0.012**	**1,660,000**

[1] Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

Table 3: NI43-101 Wilco Co-Product Silver Resource Estimate

Wilco Resourc e Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces
Willard	Variable[1]	4,593	0.180	829,000	15,063	0.152	2,295,000	55,174	0.139	7,678,000
Colado	Variable[1]	3,703	0.076	282,000	19,597	0.069	1,343,000	79,129	0.154	12,193,000
Total		**8,296**	**0.134**	**1,111,000**	**34,660**	**0.105**	**3,638,000**	**134,303**	**0.148**	**19,871,000**

[1] The silver tons and grade represent co-product silver within the gold block model of the resource estimate.

Scott E. Wilson Consulting, Inc. ("SEWC") of Denver, Colorado, completed the 2008 updated resource estimate under the direction of Scott E. Wilson, who is a qualified person as defined by NI 43-101. The NI 43-101 Wilco project technical report is available on SEDAR at www.sedar.com.

The large increase in the inferred category is the result of step-out drilling westward along the Willard anticline, and the drilling completed toward the north into the North Basin target area. In-fill drilling will be required to convert the inferred gold volume into the measured and indicated categories.

Drill plans and permits are being completed for a follow-up drilling campaign commencing this summer. The exploration program will focus on expanding the newly identified North Basin target and follow-up drilling on the near-surface oxide zones. The Willard and Colado deposits are open along strike and at depth. Oxide mineralization starts at the surface in the Colado deposit and at 10 metres down in the Willard deposit.

The updated gold resource estimate is based on 3-D geologic models that incorporated over 46,000 individual assays from 659 reverse circulation and 11 core drillholes – 428 reverse circulation and 8 core drillholes in Willard and 186 reverse circulation and 3 core drillholes in Colado. Included are Rye Patch's 87 reverse circulation drillholes and 4 core holes. Block model grades were interpolated from twenty-foot, down-the-hole composites using inverse distance squared and inverse distance cubed. High grade outliers at Colado were capped prior to compositing based on a statistical review of the gold assays. No capping was required at Willard. The new silver resource was prepared using the same geologic and estimation parameters as the gold resource estimation.

The Company maintains a strict quality control program at all of its projects. Drill samples are picked up on site by ALS Chemex's preparation and analytical facility located in Nevada. Gold analyses are conducted on 1-assay ton prepared samples with gold determined using industry standard fire assay methods, with an atomic absorption finish. Gold over limits are determined using fire assay with a gravimetric finish. Silver is analyzed using ICP-MS with silver over limits determined using aqua-regia digestion with an ICP-AES or AAS finish. Gold and Silver check assays were delivered to Florin Analytical Services LLC of Reno, Nevada. The check assay program repeated gold and silver determinations for approximately 5-percent of the 2007 and 2008 drill programs.

The Company completed seven reverse circulation drillholes totalling 2,705 metres (8,870 feet). Drillholes WR-088 to WR-094 focussed on the North Basin target with mixed results. The Wilco drill program shows the upper oxide mineralisation continues into the North Basin area, and northeast faults and structural intersections with north-south oriented structures are controlling the high-grade gold encountered in the target area. Based on the new drill information, a follow up program to test the northeast high grade is planned for 2010.

Jessup

Rye Patch's 100%-owned Jessup project contains a combined resource of approximately 200,000 ounces of gold and gold equivalent. The resource areas show zones of open mineralization that were addressed in the 2008 drilling campaign.

The phase-1 drilling program was completed on October 1, 2008, with a total of 5,134 metres (16,840 feet) in 45 reverse-circulation drillholes. The Jessup program intersected gold in new areas as well as expanded gold zones in the known resources. The gold and silver assay results from its phase-1 drill program were released in October 22 and November 12, 2008 news releases (see www.sedar.com for details).

The drilling tested near surface oxidised zones at San Jascinto, North Jessup and at two outlying target areas - Tosh Hill and Gold King. Almost all, 94%, of the significant gold and silver mineralisation was intersected in oxidised volcanic formations providing a high probability that the gold and silver mineralisation is oxidised. Assay results in the North Jessup deposits indicate the oxide portion of the deposit is open in the northwest and southeast directions. In addition, the drilling shows the North Jessup deposit has significantly higher levels of silver. As examples, drillhole JR-040 returned assay intervals of 61.72g/t Ag over 13.7 metres including 404.6 g/t Ag over 1.5 metres, and in drillhole JR-041 which returned 188.6 g/t Ag over 6.1 metres. These intercepts delineate an open-ended, high-grade gold and silver corridor oriented in a northwest-southeast direction.

Drilling confirmed the San Jascinto deposit is closed on the east side; however, the oxidised portion of the deposit remains open to the south, northwest, and north with additional potential beneath a mapped felsic volcanic dome. This new target warrants follow up and will be addressed during the next drill program.

At the outlying targets of Tosh Hill and Gold King, drilling shows gold and silver mineralisation is associated with vein structures and pervasive hydrothermal clay alteration. At Tosh Hill, drilling intersected a vein yielding 10.29 g/t Au over 1.5 metres. The vein is oriented northeast and follow up work is required to define the full extent of the gold and silver mineralisation. At the Gold King target, initial drilling shows mineralisation within argillically altered, oxidised volcanic rocks. The drill encountered lower grade gold within the altered zone.

On June 2, 2009, the Company released an updated gold and silver resource estimate for the Jessup project. The resource estimate shows an increase from the previously released (December 2007) estimate of 150% to 300,000 ounces of gold in measured and indicated category while the inferred gold ounces increased 250% to 77,000 ounces of gold. In addition, the Company updated the silver resource associated with the gold block model. A significant increase in the silver resource, as compared to the reported December 2007 estimate, is evident. The measured and indicated silver ounces increased to 5,090,000 ounces of silver from 1,655,000 ounces of silver, and the inferred resource increased from 286,000 ounces of silver to 1,146,000 ounces of silver. A summary is tabulated below:

Table 4: New NI43-101 Jessup Gold Resource Estimate

Jessup Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
San Jacinto	Variable(1)	4,866	0.014	66,000	7,939	0.012	95,000	2,473	0.015	38,000
North Central	Variable(1)	3,564	0.017	60,000	5,505	0.013	70,000	2,038	0.016	32,000
Tosh Hill	Variable(1)	142	0.014	2,000	492	0.014	7,000	442	0.016	7,000
Total		**8,571**	**0.015**	**128,000**	**13,936**	**0.012**	**172,000**	**4,954**	**0.016**	**77,000**

(1) Measured and Indicated resource is reported at 0.005 opt Au for oxide mineralisation and 0.010 opt Au for transition and sulphide mineralisation. The Inferred resource is reported at 0.005 opt Au for oxide, transition, and sulphide ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

Table 5: New NI43-101 Jessup Co-Product Silver Resource Estimate

Jessup Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces
San Jacinto	Variable(1)	4,866	0.278	1,352,000	7,939	0.215	1,704,000	2,473	0.278	687,000
North Central	Variable(1)	3,564	0.230	820,000	5,505	0.211	1,163,000	2,038	0.205	417,000
Tosh Hill	Variable(1)	142	0.085	12,000	492	0.079	39,000	442	0.095	42,000
Total		**8,571**	**0.255**	**2,184,000**	**13,936**	**0.209**	**2,906,000**	**4,954**	**0.231**	**1,146,000**

(1) The silver tons and grade represent co-product silver within the gold block model of the resource estimate.

Scott E. Wilson Consulting, Inc. (SEWC) of Denver, Colorado completed the new resource estimate under the direction of Scott E. Wilson who is a qualified person as defined by NI43-101. The updated NI43-101 Jessup project technical report will be posted on SEDAR at www.sedar.com.

Based on the new geologic model, gold and silver mineralisation is open down dip and along strike to the northwest of the San Jacinto deposit. The oxide material starts at the surface, has been drilled to a depth of 125 metres (410 feet), and is still open. In addition, the drilling has defined high-grade gold and silver breccias. The geologic and block models show mineralization is open at depth and along strike. Based on gold and silver assay results of the 2008 drilling program, drillholes that encountered breccias show higher grade mineralization; therefore, the breccias represent an exciting and potentially higher grade target on the Jessup property.

At North Jessup, gold and silver are open at depth and along strike to the northwest and northeast. The mineralized structures have elevated grades and are open along strike to the northwest and at depth. These oxide targets and extensions have been prioritized for follow up drilling.

At Tosh Hill, the high-grade structurally controlled gold and silver is open to the west-northwest and east-southeast. Surface rock-chip channel samples across the Tosh Hill structure (news release 07-08) show the vein-like structural control has potential for gold values of 16 g/t Au. The Tosh Hill target requires additional follow-up drilling to understand the high-grade gold zone.

The updated gold resource estimate is based on 3-D geologic models that incorporated over 20,000 individual gold and silver assays from 36 trenches and 335 drillholes – 56 rotary, 270 reverse circulation, and 9 core drillholes including Rye Patch's 2008 45 reverse circulation drillholes. Block model grades were interpolated from twenty-foot, down-the-hole composites using inverse distance squared. No capping was required. The silver resource was prepared using the same geologic and estimation parameters as the gold block model estimation.

SEWC used industry-accepted standards to reclassify this new resource. Geologic interpretations were incorporated into the new resources which give greater confidence to the resource estimate. Cut-off grades were calculated based on referencing up-to-date costing structures that are publically available.

SEWC classified the Jessup resource by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block, while also taking into account project history, database quality, sample integrity and geologic understanding.

Existing targets are under review and being prioritized for future drilling. At this time, no additional drilling is planned for the Jessup project in 2010.

Lincoln Hill

Rye Patch is excited by the results of compilation work on the recently acquired, 100% controlled Lincoln Hill and 100% owned Gold Ridge properties. The project covers a total of 3,276 acres, and securely positions the Company along the Oreana gold trend. Newmont Mining and Coeur Rochester conducted earlier exploration work at Lincoln Hill. Rye Patch's evaluation of this work includes re-logging of Newmont drill holes, construction of drillhole cross-sections and analysis of previous surface and underground sampling programs. The Company's analysis indicates that the project contains potential for a bulk-tonnage gold deposit similar to the Rochester Silver Mine and the Spring Valley discovery. The Rochester mining district has produced a total of 4.5 million ounces of gold and 130 million ounces of silver.

A total of 2,550 metres (8,375 feet) in 18 reverse circulation drillholes were completed in a phase-1 program and assay results were released in a September 24, 2008 news release. The exploration program cut multi-ounce gold and silver intersections in drillhole LR-013 including 25 feet grading 2.2 ounces/ton gold from 90 to 115 feet downhole. In addition, there were numerous significant gold intervals encountered in the program.

The Lincoln Hill drilling intersected significant gold and silver assays; however, several drillholes had significant silver assays that did not make the rigorous cut-off criteria because gold values are below the gold cut-off grade. These drillholes include LR-010 which cut 75 feet grading 3.396 opt Ag starting at 25 feet, drillhole LR-016 which intersected 3 zones – 55 feet grading 0.605 opt Ag, 45 feet grading 1.059 opt Ag, and 25 feet grading 1.152 opt Ag starting at 15, 140, and 330 feet respectively. Similar silver zones were also encountered in drillholes LR-007, LR-011 and LR-012.

Drilling completed at the adjacent pediment zone located within the Gold Ridge portion of the property indicates a potential new discovery. The pediment target intersected mineralized Tertiary lithologies similar to the Colado deposit at Wilco.

In the fall of 2008, the Company commenced a follow-up phase-1 drilling program to off set the high-grade gold and silver intervals along strike as well as test the depth extent of this near-surface, shallow mineralisation reported in drillhole LR-013 - 70 feet grading 0.792 opt gold including an interval of 25 feet grading 2.200 opt gold (21.3 metres grading 27.16 g/t gold including an interval of 7.6 metres grading 75.44 g/t gold). A total of 968 metres (3,175 feet) was completed in 7 reverse circulation drillholes.

The follow-up drilling program shows the at-surface stockwork gold and silver zone is still open along strike and at depth. This stockwork blanket zone is "rooted" in a breccia pipe which may host higher grade gold and silver values along its margin. In addition, regional aeromagnetic geophysical data shows an intrusive south of the breccias pipe. The intrusive could be the driver of the gold and silver mineralization and could host a significant deposit.

The assay results indicate the stockwork mineralization hosts high-grade structurally controlled gold and silver (21.3 metres grading 27.2 g/t Au and 34 g/t Ag including 7.6 metres grading 75.4 g/t Au and 82 g/t Ag) surrounded by a near surface, stockwork gold and silver zone. To ensure gold assays captured the higher grade portion of the gold system, selected intervals from drillholes LR-019, LR-021 and LR-023 were re-run using metallic-screen, fire-assay analysis. The results of this study show gravity separation (coarse gold) is a potential assay issue that should be addressed in future drilling programs. Additional study is warranted to fully ensure the assay results to date capture the coarse gold and produce representative assay values. Future drilling programs will require core drilling to fully evaluate and understand the high-grade nature of the mineralization.

In September 2009, the Company began a drill program for the Lincoln Hill project totalling 2,508 metres (8,225 feet) and 557 metres (1,826 feet) respectively. Gold and silver assays were reported in mid-December for the entire reverse circulation drill and the core campaign. Core hole LRC-002, returned 21.19 g/t gold over 7.0 metres starting at 25.3 metres depth.

Core and RC drilling show the main Lincoln Hill target contains significant high-grade gold and silver along northeast trending structures within the broader quartz stockwork halo zone. The core shows the broader stockwork mineralization has a high-angle as well as a horizontal or bedding controlled component. LRC-002 intersected veins and veinlets and shows visible gold in several veins over the 15.8 metre zone. The vein arrays are hosted within a thicker zone of altered, silicified rhyolite volcanic rocks. The intersection of the favorable units within altered rhyolite and northeast structures appear to control high-grade gold and silver distribution within the stockwork gold zone. LRC-003 shows the disseminated nature of the stockwork zone with 33.1 metres grading 1.10 g/t gold.

Drilling shows the quartz stockwork zone has promise for bulk-tonnage gold and silver at Lincoln Hill. Using a gold equivalent grade of 0.34 g/t Aueq, the halo mineralization in the Lincoln Hill target ranges between 10 metres and 79 metres in thickness and has gold and gold equivalent grades ranging between 0.5 g/t Aueq to 2.30 g/t Aueq over an area of 600 metres by 300 metres. Although gold values are below cut-off grades for Table 1, drillholes LR-043 through LR-045 contain significant silver values that add gold equivalent ounces to the Lincoln Hill stockwork zone. Silver values range from 7.8 g/t Ag to 33.4 g/t Ag over 45.7 metres to 12.2 metres using a 5 g/t cut off. However, drilling within the historic high-grade Ourofino mine area returned disappointing results.

Gold Ridge – Oreana Trend

In April 2009, the Company acquired additional lands along the Oreana trend between the Wilco and Lincoln-Hill projects. The Company acquired over 10 square kilometres through staking of claims and now controls a total land position of 65 square kilometres containing gold and silver resources, gold-in-soil and rock-chip anomalies, high-grade gold and silver in drillholes, and numerous target areas for follow up exploration.

The Oreana gold trend is a new and emerging gold trend defined by recent discoveries at the Wilco project; the new highgrade gold and silver mineralization drilled at Lincoln Hill and Midway Gold/Barrick's recently announced Spring Valley discovery. Rye Patch Gold controls a significant portion of the trend with its land position at Wilco and Lincoln Hill.

Ren Property

On November 18, 2009, the Company entered into a letter of intent and on February 10, 2010, signed a definitive agreement (the "Agreement") with Centerra Gold (U.S.) Inc. ("Centerra"), a subsidiary of Centerra Gold Inc. for the acquisition of Centerra's participating interest (currently 63.96%) in the Ren property. The Ren property is a joint venture ("Ren JV") between Homestake Mining Company ("Homestake"), California, a subsidiary of Barrick Gold Corporation, and Centerra. The Ren property consists of 91 contiguous unpatented lode mining claims covering 7.4 square kilometres of the Northern Carlin trend.

On April 8, 2010 Homestake exercised its pre-emptive right to acquire Centerra's interest in the Ren property, resulting in termination of the agreement. The Company will receive a break fee of US $250,000 on the completion of Homestake's acquisition of Centerra's interest.

Reclamation bonds

Reclamation bonds are posted in an escrow account with the State of Nevada as a standard permitting procedure. The bond is released once reclamation is completed and the Bureau of Land Management ("BLM") and/or State Reclamation office signs off on the reclamation. To date, the Company has reclaimed its disturbances once operations are complete. In addition, the Company has had partial sign off on some of the Wilco reclamation from the BLM; however, the bond (US$87,107 at December 31, 2009) will remain in place as the Company plans additional work on the Wilco project. This bond will likely be added to as the new permits are submitted to the BLM and State of Nevada. Also, new bonding will be required as the Company permits road building, drilling and other operations at Jessup, Lincoln Hill/Gold Ridge and Keystone South. At this point in time, the Company has not provided for reclamation and restoration costs in its financial statements as the amount is immaterial.

Results of Operations - Administration

For the three months ended December 31, 2009 compared to the three months ended December 31, 2008:

The Company recorded a net loss for the three months ended December 31, 2009 of $975,601 (loss per share - $0.02) compared to $1,280,750 (loss per share - $0.04) in the fourth quarter of 2008. In the fourth quarter of 2009, the Company expensed $672,235 in exploration costs, compared to $710,930 in the fourth quarter of 2008 (see Results of Operations – Gold Exploration).

Administrative expenses decreased by $73,088 and totaled $379,640 in the three months ended December 31, 2009 compared to $452,728 in 2008. The non-cash stock-based compensation expense totaled $31,793 (2008 - $65,377). The major administrative expenses were: management fees $64,465 (2008 - $74,002), wages and bonuses $49,803 (2008 - $66,368), and rent $34,839 (2008 – $33,701). The major decreases were in investor relations of $54,810 (2008 - $73,206) as the Company did not plan any investor relation and shareholders awareness program for 2009, and travel expenses of $15,918 (2008 – 25,617). The decreases were partially offset with an increase of $32,843 (2008 - $21,501) in office and administration expenses.

During the three months ended December 31, 2009, the Company recorded $49,438 on foreign exchange gain (2008 – loss of $38,190) on US$ transactions.

For the year ended December 31, 2009 compared to the year ended December 31, 2008:

The Company recorded a net loss in 2009 of $2,383,781 (loss per share - $0.05) compared to $4,009,827 (loss per share - $0.13) in 2008. The Company expensed $1,113,338 in exploration costs (2008 – $2,322,265). This amount was primarily spent on exploration programs on Lincoln Hill ($593,322), Wilco ($427,700) and Jessup ($75,436). During 2009, the Company terminated Keystone option agreement, the property was returned to Barrick Gold Exploration Inc. and $33,675 (2008 - $109,514) in acquisition costs were written off.

In 2009, the Company lowered its administrative expenses by $312,063, bringing them to $1,302,813 from $1,614,876 in 2008 with non-cash stock-based compensation expense accounting for $154,699 (2008 - $279,676) and amortization expenses for $24,866 (2008 - $28,920) of these costs. The investor relations expenses decreased by $219,968, travel by $38,970, transfer agent and filing fees by $22,157, legal fees by $14,759, and accounting and audit fees by $9,409. These decreases reflect the efforts by the Company to keep administrative costs low and within budget. The reduction in investor relations activities is a result of the Company not carrying out any investor awareness program in 2009.

The major administrative expenses were management fees $279,019 (2008 - $229,961), wages and bonuses $223,215 (2008 - $211,901), rent $147,860 (2008 - $102,571), and office and administration $109,410 (2008 - $102,114).

In 2009, the Company recorded $61,536 on foreign exchange gain versus a loss of $17,011 in 2008 due to US/CAD currency fluctuation. The interest income decreased from $53,839 to $4,509 due to less cash held in term deposits in 2009 compared to 2008.

Impairment of Long-lived Assets

The Company completed an impairment analysis as at December 31, 2009, which considered the indicators of impairment in accordance with Section 3063, "Impairment of Long-lived Assets" as well as EIC-126, "Accounting by Exploration Companies for Exploration Costs" and AcG-11, "Enterprises in the Development Stage". Management concluded that no impairment charge was required because:

- there have been no significant changes in the legal factors or climate that affects the value of the properties;
- all property rights remain in good standing, except Keystone South which was terminated;
- there have been no significant changes in the projections for the properties;
- exploration results continue to be positive;
- the Company intends to continue its exploration and development plans on its property.

Summary of Quarterly Results

The following is a summary of the Company's financial results for the past eight quarters:

	2009				2008			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total interest income	$2,981	$1,194	$116	$218	$(11,746)	$16,077	$26,065	$23,443
Net loss	$975,601	$608,708	$434,066	$365,406	$1,280,750	$1,775,763	$595,486	$357,828
Basic loss per share (1)	$0.02	$0.01	$0.01	$0.01	$0.04	$0.05	$0.02	$0.01

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

The expenses incurred by the Company are typical of junior exploration companies that do not have established mineral reserves. Expenses are not incurred evenly over the quarters as a result of non-recurring activities or events.

Liquidity

The Company had cash and cash equivalents of $6,778,692 on December 31, 2009 compared to $170,481 on December 31, 2008. The Company had working capital of $6,383,839 at December 31, 2009 (2008 - $116,024)

In 2009, the Company completed four private placements with a total of 49,698,332 shares issued for total gross proceeds of $9,302,650. A total of $356,349 share issue costs were paid on those private placements and $153,125 accrued. $201,000 of share subscription was received toward second tranche of December 2009 private placement, closed in January 2010 (see "Subsequent Events" section). In addition, $70,900 was received on the exercise of 356,000 warrants and 116,667 brokers' options.

In 2009, the Company incurred $463,331 (2008 - $383,560) in acquisition and holding costs, spent $1,113,338 (2008 - $2,322,265) on exploration expenditures on active properties, and used $1,302,813 (2008 - $1,614,876) in administrative activities (see "Results of Operations").

Historically the Company's capital resources have been limited to the amount raised from the sale of equity. The Company has relied upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions, and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon sales of its equity to raise capital. In January 2010, the Company closed the second tranche of a private placement for gross proceeds of $862,500. There can be no assurance that equity financing will always be available to the Company in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses.

The Company's current treasury will allow continuing exploration efforts and resource definition work throughout 2010. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

Contractual obligations

There have been no material changes in the Company's contractual obligations during the interim period that are outside of the ordinary course of the Company's business.

Capital Resources

The Company has obligations pursuant to option agreements it has entered into. While the Company has no contractual obligation to satisfy these obligations, it would forfeit any interest it may have earned to that date. Detailed terms of those agreements and the obligations are included in the Financial Statements. More specifically, the Company has met its minimum exploration expenditure commitment with respect to the Wilco-Newmont property up to December 15, 2010, and lease to date. Its underlying lease obligations on the Jessup property are up to date. In addition, the Company met its minimum exploration expenditure commitment up to November 2010 and its 2009 advance royalty payment with respect to the Lincoln property. The Company's other property related commitments are payments to be made in cash and/or shares. The Company has sufficient funds to meet these obligations.

Transactions with Related Parties

Related party transactions are recorded at the exchange amount as agreed to by the parties. Related party transactions not otherwise disclosed in these financial statements were:

a) The Company incurred legal fees of $33,494 (2008 - $47,412), and share issue costs of $67,793 (2008 - $12,798) with a legal firm in which the Corporate Secretary is a partner. As at December 31, 2009, $22,909 (2008 - $5,619) was owed to this firm.

b) The Company incurred accounting and administrative fees of $60,000 (2008 - $58,500) with a company of which the Chief Financial Officer is the President and a director. As at December 31, 2009, $6,184 (2008 - $5,250) was owed to this company.

c) The Company paid $152,929 (2008 - $117,341) in management fees, $6,410 (2008 - $Nil) for professional services, and $6,000 (2008 - $Nil) in leasing costs to a company controlled by its President, As at December 31, 2009 $Nil (2008 - $Nil) was owed to this company.

d) The Company paid $126,090 (2008 - $112,620) in management fees to a company controlled by its Chairman. As at December 31, 2009 $Nil (2008 - $Nil) was owed to this company.

e) The Company incurred $Nil (2008 - $112,883) for rent and administrative expenses on behalf of a company with whom the Company had directors in common until December 2008. As of December 31, 2009, $Nil (2008 - $Nil) was owed by this company. During 2008, an outstanding balance of $19,190 owed to the Company was settled by the exchange of other capital assets. A loss of $3,458 was recognized on that settlement.

Disclosure of Outstanding Share Data

Common Shares

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

	Issued and Outstanding	
	December 31, 2009	**April 8, 2010**
Common shares	86,633,783	91,627,349

In 2009, the Company completed a non-brokered private placement for a total 7,135,833 units, with a first tranche of 2,254,167 units closed on December 31, 2008 and a second tranche of 4,881,666 units closed on February 23, 2009, at a price of $0.12 per unit for total gross proceeds of $856,300. Each unit consists of one common share and one common share purchase warrant exercisable into one common share at a price of $0.15 for a period of two years from the closing date. A fair value based on the Black-Scholes Option Pricing Model of $135,250 and $260,174 was assigned to the warrants issued on the first and second tranches, respectively. A finders' fee of $25,920 were paid in connection with this private placement.

On March 11, 2009, the Company closed a non-brokered private placement of 2,955,000 units at a price of $0.12 per unit for gross proceeds of $354,600. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase one common share of the Company at a price of $0.15 until March 11, 2011. A fair value of $157,049 was assigned to these warrants based on the Black-Scholes Option Pricing Model. The Company also paid $14,616 of finder's fees in a connection with this private placement.

On August 6, 2009, the Company completed a non-brokered private placement consisting of 21,031,666 units at a price of $0.15 for gross proceeds of $3,154,750. Each unit consisted of one common share and one transferable warrant exercisable into one share of the Company at a price of $0.20 until February 6, 2011. A fair value of $1,352,771 was assigned to these warrants based on the Black-Scholes Option Pricing Model. The Company paid $213,206 in finder's fees in connection with this private placement and issued 1,895,166 non-transferable broker's options. Each broker's option is exercisable into one unit at a price of $0.15 until February 6, 2011. Each unit is comprised of one common share and one non-transferable common share purchase warrant with the same terms as private placement warrants. A fair value of $312,642 was assigned to these broker's options based on the Black-Scholes Option Pricing Model.

On November 2, 2009, 100,000 shares were issued for acquisition of Lincoln Hill property.The deemed issue price of these shares was the trading value on the date the shares were issued.

The Company completed a non-brokered private placement for a total 24,280,000 units, with a first tranche of 20,830,000 units closed on December 24, 2009 and a second tranche of 3,450,000 units closed on January 7, 2010, at a price of $0.25 per unit for total gross proceeds of $6,070,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant exercisable into one share at a price of $0.35 for a period of two years from the closing dates.

In connection with this financing, the Company paid $197,750 in finder's fees in cash and issued a total of 721,000 finder's shares and 360,500 non-transferable finder's warrants, exercisable into one common share at a price of $0.35 until December 24, 2011 and January 7, 2012.

During 2009, 116,667 broker's options were exercised into one share and one warrant for proceeds of $17,500. A fair value of $19,246 was recognized on the issuance of the warrants associated with the broker's options.

In 2009, 39,399,999 warrants were issued at an average exercise price of $0.23, 6,281,375 warrants at an average exercised price of $0.79 expired, and 356,000 warrants at an average price of $0.15 were exercised. As at December 31, 2009, 41,298,166 warrants were outstanding. Subsequently, a total of 323,300 warrants were exercised for gross proceeds of $54,660, and 2,256,466 issued for a period of two years with an average exercise price of $0.34.

Warrants as at April 8, 2010

Expiry date	Exercise price	Number of warrants
December 31, 2010	0.15	2,254,167
February 6, 2011	0.20	21,195,999
February 23, 2011	0.15	4,425,666
March 11, 2011	0.15	2,855,000
December 24, 2011	0.35	10,761,500
January 7, 2012	0.35	1,739,000
		43,231,332

Each warrant is exercisable into one common share on payment of the exercise price.

During the year, the Company granted 1,055,000 stock options to directors, officers, consultants and employees of the Company at a price of $0.20 per share for a period of five years and 55,000 stock options at an average price of $0.41 expired. Subsequently, 5,000 options at a price $0.20 were exercised and 50,000 granted at a price of $0.35 for a period of five years.

Options Outstanding as at April 8, 2010

Expiry date	Exercise price	Number of options
October 12, 2011	$ 0.50	825,000
January 19, 2012	$ 0.40	100,000
January 19, 2012	$ 0.50	150,000
March 14, 2012	$ 0.50	200,000
July 19, 2012	$ 0.50	90,000
October 18, 2012	$ 0.45	400,000
June 10, 2013	$ 0.40	385,000
August 21, 2014	$ 0.20	1,050,000

January 25, 2015	$ 0.35	50,000
		3,250,000

Each option is exercisable into one common share on payment of the exercise price.

Broker's Options

On July 19, 2007, the Company granted to its agent 900,000 compensation options to purchase a total of 900,000 common shares of the Company at a price of $0.50 until July 19, 2009. These options expired during 2009.

On August 6, 2009, 1,895,166 broker's options were granted exercisable into units at a price of $0.15 until February 06, 2011. Each unit is comprised of one share and one non-transferable common share purchase warrant exercisable into one common share at a price of $0.20 until February 6, 2011. 116,667 of these options were exercised on December 9, 2009, and another 170,966 on March 18, 2010, leaving a balance of 1,607,533 broker's options outstanding.

Subsequent Events

a) On January 7, 2010 the Company closed the second tranche of non-brokered private placement consisting of 3,450,000 units at a price of $0.25 per unit for gross proceeds of $862,500. Each unit consisted of one common share and one-half of one transferable common share purchase warrant exercisable into one share at a price of $0.35 until January 7, 2012.

   In connection with the second tranche, the Company paid $44,625 in finder's fees. The common shares issued pursuant to the second tranche closing are subject to a hold period that expires on May 8, 2010.

b) On February 14, 2010, as finder's fees in connection with the first and second tranches of the non-brokered private placement completed December 24, 2009 and January 7, 2010, the Company issued a total of 721,000 common shares and 360,500 non-transferable common share purchase warrants, exercisable into one common share at a price of $0.35 until December 24, 2011 and January 7, 2012.

c) On February 1, 2010, the Company engaged the services of an investor relations consultant for a fee of $5,500 per month for an initial period of three months and which thereafter is renewable on a monthly basis. The Company also granted 50,000 stock options at an exercise price of $0.35, vesting 25% every three months following the grant date.

d) On November 18, 2009, the Company entered into a letter of intent and on February 10, 2010, signed an Agreement with Centerra, a subsidiary of Centerra Gold Inc. for the acquisition of Centerra's participating interest (currently 63.96%) in the Ren property (see "Results of Operation – Gold Exploration"). On April 8, 2010 Homestake exercised its pre-emptive right to acquire Centerra's interest in the Ren property, resulting in termination of the agreement. The Company will receive a break fee of US $250,000 on the completion of Homestake's acquisition of Centerra's interest.

Changes in Accounting Policies including Initial Adoption

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook. There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

(a) Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861;

CICA Handbook Section 3862 "Financial Instruments – Disclosure" requires an entity to classify fair value measurements using a hierarchy that reflects the significance of inputs used in making the fair value measurements, based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The levels and inputs that may be used to measure fair value are:

- Level 1 – Applies to assets of liabilities for which there are quoted prices in active markets for identical assets or liabilities.

- Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

- Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company's financial instruments consist principally of cash, short term investments, GST receivable, accounts payable and accrued liabilities. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on recurring basis include cash and short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective dates or durations.

(b) Section 3064 – Goodwill and Intangible Assets

This new standard replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009. The Company believes that adoption of this section will result in no material changes to the results of operations or financial position of the Company.

(c) Section 1582 Business combinations, Section 1601 consolidated financial statements and Section 1602 non-controlling interests

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAE's") such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE's with a December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010. The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

In 2010, the Company's management assessed the impact of adoption to IFRS and concluded that an adoption date will be January 1, 2011 and a transition date January 1, 2010. The Company's first financial statements prepared under IFRS will be the interim financial statements for the three months ended March 31, 2011 with comparatives for the three months ended March 31, 2010 along with the balance sheet as of the transition date and will include full disclosure of all new IFRS policies.

During 2009, the Company's accounting department and CFO examined the impact of the changes in accounting policies per IFRS and attended seminars on the adoption and implementation of IFRS.

The Company reviewed its existing accounting system along with its internal and disclosure control process and concluded that they would not need significant modification as a result of the Company's conversion to IFRS in

2011. The Company also determined that it would rely on certain exemptions allowed under IFRS 1 "First-time Adoption of International Financial Reporting Standards" as of the transition date on January 1, 2010.

Under IFRS 1 the IFRS standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company intends to apply the following exemptions to its opening balance sheet dated January 1, 2010.

a) Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combination retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will take advantage of this election and will apply IFRS 3 to business combinations that occurred on or after January 1, 2010. There is no adjustment required to the December 31, 2009's financial statements on the transition date.

b) Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company will apply IFRS 2 to awards that vested prior to January 1, 2010 resulting in no adjustments to the December 31, 2009's financial statements on the transition date.

c) IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively. Therefore, there will be no change to the December 31, 2009's financial statements on the transition date.

Given the IFRS 1 exemptions noted above, the Company has identified one adjustment to the December 31, 2009's financial statements on the transition date:

a) "Contributed surplus" versus "Equity settled employee benefit reserve"

IFRS requires "contributed surplus" to be broken down into different categories by naming them various reserves. The Company examined its "contributed surplus" account and concluded that an amount of $1,278,990 relates to "Equity settled employee benefit reserve", for the options granted to officers and employees. As a result, on transition date, there will be a reclassification in the equity section between "Contributed Surplus" and "Equity settled employee benefit reserve" for $1,278,990.

b) "Share subscription" versus "Other reserves"

IFRS requires "Share subscription" to be shown as "Other reserves". As a result, on transition date, there will be a reclassification in the equity section between "Share subscription" and between "Other reserves" in the amount of $201,000.

c) "Foreign exchange gain" in Income Statement versus "Exchange reserve" in Equity

IFRS requires "Foreign exchange gain/(loss)" that came from the translation of the Company subsidiary to be separated from the foreign exchange arising from the business transactions shown in the Income Statement. The Company examined its "foreign exchange gain" account and concluded that an amount of $66,197 relates to exchange reserves that came from the consolidation of US subsidiary and Canadian parent Company. As a result, on transition date, there will be a reclassification in the equity section between "Accumulated deficit" and "Exchange reserves" of $66,197.

Internal Controls over Financial Reporting and Disclosure Controls

Changes in Internal Control Over Financial Reporting ("ICFR")

The Company's CEO, CFO and the Chairman are responsible for establishing and maintaining the Company's internal controls over financial reporting. Management, including the CEO and CFO, have evaluated the Company's internal controls over financial reporting and have concluded that they provide reasonable assurance with respect to the reliability of financial reporting and the preparation of financial statements for external readers in accordance with Canadian GAAP.

The CEO and CFO have identified that there is limited segregation of financial related duties due to the small size of the Company and its limited number of staff. Many companies of similar size have such limited segregation. Although it is possible, management of the Company does not believe that this lack of segregation of duties has led to a material misstatement in the financial statements. Management has taken appropriate steps to minimize any risk, for example, two senior officers must sign all cash disbursements and senior management regularly reviews internal financial statements and reports.

While management believes that the Company's internal controls over financial reporting provide reasonable assurance, they do not expect that the controls and procedures can prevent all errors, mistakes or fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure Controls and Procedures

The Company's CEO, CFO and Chairman are responsible for establishing and maintaining the Company's disclosure controls and procedures. Management, including the CEO and CFO, have evaluated the procedures of the Company and have concluded that they provide reasonable assurance that material information is gathered and reported to senior management in a manner appropriate to ensure that material information required to be disclosed in reports filed or submitted by the Company is recorded, processed, summarized and reported within the appropriate time periods.

While management believes that the Company's disclosure controls and procedures provide reasonable assurance, they do not expect that the controls and procedures can prevent all errors, mistakes, or fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this document. The reader should also refer to the discussion of risks contained in the Company's IPO prospectus dated June 21, 2007.

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's IPO prospectus. All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are not guarantees of future performance and actual results may differ materially. Forward-looking statements included or incorporated by reference in this document include statements with respect to:

- The Company's goal of having 10 million ounces of gold to its account;
- The Company's assumptions and estimates used in its Technical Reports, as well as the potential resource estimates and interpretations from that Technical Report;
- The progress, potential and uncertainties of the Company's drill programs;
- Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties;

- The Company's future adoption of IFRS;

Outlook

Rye Patch continues to deliver value to its shareholders by increasing its gold resource base at its existing mineral properties. The Company now has approximately 1,164,000 ounces of gold and gold equivalent in the measured and indicated category and 2,177,315 ounces of gold and gold equivalent in the inferred category. In addition, a resource estimate is planned for the Lincoln Hill property in the spring of 2010. As a result, the Company is well on its way to meeting its corporate goal of having a significant resource inventory within the next three years. Continued growth will be achieved through expansion of the Company's existing resource base and acquisition and discovery of new resources in Nevada.

The capital markets that the Company has historically accessed to raise funding for exploration have been unusually volatile in the past two years; however successful gold exploration companies are being funded.

Additional information

Additional information relating to the Company, including the Company's IPO prospectus, is available on SEDAR at www.sedar.com and on the Company's website at www.ryepatchgold.com.


Rye Patch
GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

Statement 1

	March 31, 2010 *(Unaudited)*	December 31, 2009 *(Audited)*
ASSETS		
Current		
Cash and cash equivalents	**$ 6,675,369**	$ 6,778,692
Accounts receivable	**277,380**	19,455
Prepaid expenses	**49,028**	53,570
	7,001,777	6,851,717
Mineral properties *(Note 3)*	**2,945,551**	2,880,981
Other capital assets *(Note 4)*	**58,327**	59,793
Reclamation bond *(Note 5)*	**88,779**	91,410
	$ 10,094,434	$ 9,883,901
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 66,134**	$ 438,785
Due to related parties *(Note 7)*	**17,305**	29,093
	83,439	467,878
SHAREHOLDERS' EQUITY *(Statement 4)*		
Share capital	**13,299,658**	12,550,760
Share subscription	**-**	201,000
Warrants	**5,075,474**	4,751,783
Contributed surplus	**1,302,835**	1,278,990
Deficit	**(9,666,972)**	(9,366,510)
	10,010,995	9,416,023
	$ 10,094,434	$ 9,883,901

Continuing operations and going concern *(Note 1)*
Commitments and contingencies *(Note 8)*
Subsequent events *(Note 12)*

ON BEHALF OF THE BOARD:

"Joe Kajzso"
______________________________, Director

"William Howald"
______________________________, Director

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

For the three months ended March 31

(Unaudited)

Statement 2

	2010	2009
Mineral property operations *(Note 3)*		
Mineral property expenses		
Exploration costs	$ 86,658	$ 72,966
	86,658	72,966
Administrative expenses		
Accounting and audit *(Note 7)*	15,000	15,000
Amortization	4,372	6,148
Insurance	15,895	17,683
Investor relations	81,565	14,397
Legal fees	46,734	3,794
Management fees *(Note 7)*	63,566	76,805
Office and administration	56,720	24,251
Rent	36,893	39,771
Stock-based compensation *(Note 6)*	53,055	8,754
Travel	7,468	13,855
Transfer agent and filing fees *(Note 7)*	13,831	9,055
Wages and bonuses	43,495	66,323
	438,594	295,836
Other revenues (losses)		
Interest income	3,706	217
Other revenue	250,000	-
Foreign exchange gain/(loss)	(28,916)	3,179
	224,790	3,396
Net loss and comprehensive loss for the period	$ 300,462	$ 365,406
Loss per share – basic and diluted	$ 0.00	$ 0.01
Weighted average number of shares outstanding – basic and diluted	90,410,656	38,972,117

- See Accompanying Notes –

Rye Patch Gold Corp. Statement 3

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the three months ended March 31
(Unaudited)

		2010		2009
Cash Resources Provided By (Used In)				
Operating activities				
Net loss for the period	$	**(300,462)**	$	(365,406)
Items not involving cash				
Amortization		**4,372**		6,148
Foreign exchange loss		**2,631**		(2,335)
Stock-based compensation		**53,055**		8,754
Changes in non-cash working capital items				
Accounts receivable		**(257,925)**		186,664
Prepaid expenses		**4,542**		10,365
Accounts payable and accrued liabilities		**(46,276)**		(232,725)
Due to related parties		**(11,788)**		16,789
		(551,851)		(371,746)
Investing activities				
Mineral properties		**(64,570)**		(73,784)
Purchase of other capital assets		**(2,906)**		-
		(67,476)		(73,784)
Financing activities				
Shares, warrants and brokers' options issued for cash		**937,805**		940,400
Share subscriptions received		**(201,000)**		-
Share issue costs		**(220,801)**		(60,518)
		516,004		879,882
Net increase (decrease) in cash and cash equivalents		**(103,323)**		434,352
Cash and cash equivalents – beginning of the period		**6,778,692**		170,481
Cash and cash equivalents – end of the period	$	**6,675,369**	$	604,833
Cash and cash equivalents are composed of:				
Cash in bank	$	**3,445,369**	$	604,833
Short-term deposits		**3,230,000**		-
	$	**6,675,369**	$	604,833
Supplemental non-cash information				
Interest received	$	**3,706**	$	217
Securities issued as finders' fee	$	**7,000**	$	-
Cash paid for finders' fee	$	**197,750**	$	43,473

- See Accompanying Notes –

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Shareholder's Equity

For the year ended December 31, 2009 (audited) and the three months ended March 31, 2010 (unaudited)

	Number of common shares	Amount	Share subscription	Warrants	Contributed surplus	Deficit	Total shareholders' equity
Balance as at December 31, 2008	36,362,784	7,389,043	-	1,514,470	830,895	(6,982,729)	2,751,679
Issued for private placement (Note 6a)	4,881,666	325,626	-	260,174	-	-	585,800
Issued for private placement (Note 6b)	2,955,000	197,551	-	157,049	-	-	354,600
Issued for private placement (Note 6c)	21,031,666	1,801,979	-	1,352,771	-	-	3,154,750
Issued for private placement (Note 6g)	20,830,000	3,721,208	-	1,486,292	-		5,207,500
Issued for mineral property interest (Notes 3e and 6d)	100,000	31,000	-	-	-	-	31,000
Issued on the exercise of warrants (Note 6e)	356,000	72,373	-	(18,973)	-	-	53,400
Issued on the exercise of brokers' options (Note 6f)	116,667	36,746	-	-	(19,246)	-	17,500
Share issue costs	-	(1,024,766)	-	-	312,642	-	(712,124)
Stock-based compensation	-	-	-	-	154,699	-	154,699
Share subscription received	-	-	201,000	-	-	-	201,000
Net loss	-	-	-	-	-	(2,383,781)	(2,383,781)
Balance as at December 31, 2009	86,633,783	$ 12,550,760	$ 201,000	$ 4,751,783	$ 1,278,990	$ (9,366,510)	$ 9,416,023
Issued for private placement (Notes 6g)	3,450,000	614,490	(200,000)	248,010	-	-	662,500
Issued for finder's units (Note 6g)	721,000	123,758	-	56,492	-	-	180,250
Issued on exercise of warrants (Note 6h)	293,300	65,305		(16,645)	-	-	48,660
Issued on exercise of options (Note 6i)	5,000	2,006	(1,000)	-	(1,006)	-	-
Issued on the exercise of brokers' options (Note 6j)	170,966	33,325	-	20,524	(28,204)	-	25,645
Warrants from exercise of 2009 finder's units	-	(15,310)	-	15,310	-	-	-
Share issue costs	-	(74,676)	-	-	-	-	(74,676)
Stock-based compensation	-	-	-	-	53,055	-	53,055
Net loss	-	-	-	-	-	(300,462)	(300,462)
Balance as at March 31, 2010	**91,274,049**	**$ 13,299,658**	**$ -**	**$ 5,075,474**	**$ 1,302,835**	**$ (9,666,972)**	**$ 10,010,995**

- See Accompanying Notes –

- See Accompanying Notes –

1. Continuing operations and going concern

The Company was incorporated under the British Columbia Business Corporations Act on April 13, 2006. The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company's investment in its mineral properties is dependent upon the future discovery, development and sale of minerals, and the ability to raise sufficient capital to finance these activities, or the proceeds from the sale of these properties.

These consolidated financial statements have been prepared on the basis that the Company is a going concern. This assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of debt or common shares. These consolidated financial statements do not reflect the adjustments or reclassifications necessary if the Company was unable to continue operations.

2. Significant accounting policies

Basis of presentation

These interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of GAAP and should be read in conjunction with the most recent annual financial statements. These accounting principles include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rye Patch Gold US Inc. (individually and collectively, the "Company").

Cash and cash equivalents

Cash and cash equivalents consist of balances on deposit and investments in highly liquid short-term deposits which are readily convertible into known amounts of cash and which are subject to insignificant risks of changes in fair value.

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among others, the useful lives of other capital assets, determination of the net recoverable amount of mineral properties and other assets, the amount of stock-based compensation, determination of future tax assets and liabilities, and contingencies.

2. Significant accounting policies - *continued*

Mineral properties

The Company accounts for its mineral property interests by capitalizing the costs of acquisition, by property, and by expensing to operations the costs of exploration. Sale and option proceeds received will be credited against the capitalized acquisition cost of the related interests, with any excess being credited to operations. Gains or losses will not be recognized on the partial sale or disposition of interests, except when a significant disposition of reserves has been made. Future exploration and development costs will be capitalized for a property when the existence of a proven or probable mineral reserve on that property has been established. If commercial production commences, the net capitalized costs will be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties are written off to operations.

The Company reviews the carrying value of its mineral property interests whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts. This is determined by comparing the carrying value to estimated future operating results and undiscounted cash flows. An impairment loss is recognized when the carrying value of these assets exceeds their estimated fair value and is not recoverable.

Environmental expenditures

The operations of the Company have been, and may in the future be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

Environmental expenditures relating to ongoing environmental and reclamation programs will be charged to operations as incurred, or capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. These costs will be recognized when the ultimate liability is reasonably determinable. Management's estimate of reclamation and restoration costs has not been included in these consolidated financial statements as the amount is not currently material.

Other capital assets

Other capital assets are recorded at cost and amortized over their estimated useful lives. The Company records amortization on a declining balance basis for equipment and furniture, and on a straight-line basis for leasehold improvements, at the following rates. The amortization rates are reduced by one-half in the years of acquisition and disposal, except in the case of leasehold improvements which are depreciated at the full rate.

Computer equipment	45%
Computer software	100%
Office furniture and equipment	20%
Exploration equipment	20%
Leasehold improvements	20%
Vehicles	30%

2. Significant accounting policies - *continued*

Foreign currency translation

The Company's reporting currency is the Canadian dollar. The Company's subsidiary is financially and operationally integrated with the Company, and its financial statements are translated into Canadian dollars using the temporal method. Under this method, foreign currency balances and transactions are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rate of exchange prevailing at the balance sheet dates;
- non-monetary assets and liabilities at the applicable historical exchange rates; and
- revenues and expenses at the average rates of exchange during the period, other than amortization which is translated at historical rates.

The resultant foreign exchange gains and losses are included in operations.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined, using enacted or substantially enacted income tax rates at each balance sheet date, based on the differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. When the future realization of income tax assets does not meet the test of more likely than not, a valuation allowance is recognized.

Stock based compensation

From time to time, the Company grants options to directors, officers, employees and consultants to purchase common shares. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the stock options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for options granted to employees, officers and directors over the period during which the related options vest. Compensation costs are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

Earnings or loss per share

The basic earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the year. The diluted earnings or loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year. For this purpose, the "treasury stock method" is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents are excluded from the computation of diluted loss per share for the years presented as including them would be anti-dilutive.

2. Significant accounting policies - *continued*

Financial instruments

CICA Handbook Section 3862 "Financial Instruments – Disclosure" requires an entity to classify fair value measurements using a hierarchy that reflects the significance of inputs used in making fair value measurements, based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The levels and inputs which may be used to measure fair value are:

a) Level 1 – Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

b) Level 2 – Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

c) Level 3 – Applies to assets or liabilities for which there are unobservable market data.

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and amounts due to related party. Pursuant to CICA Handbook 3862, fair value of assets and liabilities measured on a recurring basis include short term investments determined based on Level 1 inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Future accounting pronouncements

a) Section 1582 Business Combinations, Section 1601 Consolidated Financial Statements and Section 1602 Non-controlling Interests

These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after January 1, 2011. Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. Early adoptions of these recommendations are permitted and the Company is currently considering the impact of adopting these pronouncements.

2. Significant accounting policies – *continued*

Future accounting pronouncements – *continued*

b) International Financial Reporting Standards ("IFRS")

In 2006, the Accounting Standards Board (the "AcSB") of the CICA published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has assessed the impact of the adoption of IFRS for 2011, and concluded that currently there would be no significant impact or modification to financial reporting or accounting systems.

3. Mineral properties

Expenditures on mineral properties during the year ended December 31, 2009 and the three months ended March 31, 2010 are as follows:

	Wilco-Newmont Property (Note 3a)	Gold Ridge Property (Note 3c)	Jessup Property (Note 3d)	Lincoln Hill Property (Note 3e)	Keystone Property (Note 3f)	Other	Total
Acquisition costs							
Cumulative acquisition costs as at December 31, 2008	$ 616,610	$ 78,241	$ 1,516,687	$ 206,112	$ 33,675	$ -	$ 2,451,325
Acquisition costs	-	-	-	3,510	-	-	3,510
Lease obligations	40,949	-	128,697	107,048	-	-	276,694
Legal, permits and royalties	3,987	-	-	2,832	-	-	6,819
Staking	-	13,712	-	-	-	-	13,712
Holding costs	43,778	74,067	28,833	15,918	-	-	162,596
Total acquisition costs for fiscal 2009	88,714	87,779	157,530	129,308	-	-	463,331
Write-down of acquisition costs	-	-	-	-	(33,675)	-	(33,675)
Cumulative acquisition costs as at December 31, 2009	**$ 705,324**	**$ 166,020**	**$ 1,674,217**	**$ 335,420**	**$ -**	**$ -**	**$ 2,880,981**
Exploration expenditures							
Cumulative exploration expenditures as of December 31, 2008	$ 2,786,663	$ 51,290	$ 499,867	$ 504,763	$ 131,038	$ -	$ 3,973,621
Geological	130,626	7,645	65,169	82,733	804	3,599	290,576
Drilling	244,366	-	-	441,029	-	-	685,395
Geochemical	44,305	-	4,902	63,301	-	-	112,508
Travel and overhead	8,403	-	5,365	6,259	3,235	1,597	24,859
Total exploration expenditures charged to operations in fiscal 2009	427,700	7,645	75,436	593,322	4,039	5,196	1,113,338
Cumulative expenditures on active properties charged to operations as of December 31, 2009	**$ 3,214,363**	**$ 58,935**	**$ 575,303**	**$ 1,098,085**	**$ 135,077**	**$ 5,196**	**$ 5,086,959**

3. Mineral properties - *continued*

	Wilco-Newmont Property (Note 3a)	Gold Ridge Property (Note 3c)	Jessup Property (Note 3d)	Lincoln Hill Property (Note 3e)	Total
Acquisition costs					
Cumulative acquisition costs as at December 31, 2009	$ 705,324	$ 166,020	$ 1,674,217	$ 335,420	$ 2,880,981
Lease obligations	26,036	-	38,534	-	64,570
Total acquisition costs for the period	26,036	-	38,534	-	64,570
Cumulative acquisition costs as at March 31, 2010	**$ 731,360**	**$ 166,020**	**$ 1,712,751**	**$ 335,420**	**$ 2,945,551**
Exploration expenditures					
Cumulative exploration expenditures as of December 31, 2009	$ 3,214,363	$ 58,935	$ 575,303	$ 1,098,085	$4,946,686
Geological	7,549	20,504	-	14,548	42,601
Drilling	2,449	-	-	1,105	3,554
Geochemical	13,005	-	-	22,949	35,954
Geophysical	-	-	-	729	729
Travel and overhead	934	-	875	2,011	3,820
Total exploration expenditures charged to operations for the period ended March 31, 2010	23,937	20,504	875	41,342	86,658
Cumulative expenditures on active properties charged to operations as of March 31, 2010	**$ 3,238,300**	**$ 79,439**	**$ 576,178**	**$ 1,139,427**	**$5,033,344**

a) Wilco - Newmont Property

On December 15, 2005, North American Diversified Resources Corporation ("NADR") and Newmont Mining Corporation ("Newmont"), the lessor of the property, entered into a Mining Lease and Sublease agreement (the "Agreement") on the Wilco Property claims in Pershing County, Nevada. On April 20, 2006, NADR assigned its rights and interests under the Agreement to the Company. In consideration of this assignment, the Company issued 4,500,000 shares to NADR and 500,000 shares to a third party identified by NADR. These shares were valued at $500,000. Neither party was related to the Company at the time of the acquisition. The Company also paid NADR US$150,000.

The Company completed its obligations to make minimum exploration expenditures of US $3,000,000 on this property and earned its 100% interest in the property by December 31, 2009.

Beginning on December 15, 2011, the sixth anniversary of the Agreement, and each anniversary date thereafter, the Company is also obligated to pay Newmont, an annual rent of US$84,714 in cash within 30 days of each anniversary date, if at least US$500,000 was not spent on the property in the preceding anniversary year. This annual rent will fluctuate with the Consumer Price Index.

The Company is also obligated to pay the owner of certain mining claims a net smelter return ("NSR") of between 2% and 5% (calculated based on the monthly price of gold), and advanced royalty payments of US$15,000 annually until 2012 (paid up to date), and US$20,000 every year thereafter.

3. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

Newmont may enter into a joint venture agreement with the Company at any time up to the date that is 120 days after the Company delivers a feasibility study to Newmont. If a joint venture commences, Newmont has the option of spending US$15,000,000 on the property by the 8th anniversary date of this agreement (Phase I Earn-In Expenditures). Newmont's initial interest in the joint venture will be 60%, and the Company's interest will be 40%, if Newmont makes the required expenditures. Newmont will earn an additional 10% interest if it notifies the Company within 90 days of completing the Phase 1 Earn-in Expenditures, and by spending an additional US$5,000,000. If a joint venture commences, the Company will not be required to make any further minimum expenditures on the property. If Newmont does not exercise the joint venture option, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company, at the discretion of the Company.

Newmont's interest in the property will then be reduced to an NSR of 2% to 5%, calculated on a sliding scale depending on the price of gold at the time of production, in respect of gold, silver and platinum group metals production and a 3.5% NSR in respect of all other mineral production. The Newmont NSR will be offset by any other existing underlying NSRs, to a minimum of 2%. A portion of the property is also subject to a 2% NSR payable to Western States Minerals Corporation.

The Company may terminate the Agreement at any time upon 60 days notice. Newmont may terminate the agreement on 60 days notice if the Company defaults on any of its obligations.

In December 2006, the Company acquired another nine mining claims to add to the Wilco-Newmont property, by way of staking. The Company owns 100% of these new claims.

On March 21, 2007, the Company signed a letter agreement with H&M Mining, Inc. to lease the Valley View mining claim, Pershing County, Nevada. The initial lease is for 20 years, subject to the Company's option to extend the lease for a further two 20 year periods. An NSR of 1% to 3%, depending on the price of gold at the time of production, is payable in respect of mineral production. All minimum payments made, and NSRs paid, can be applied to the option purchase price of US$1,000,000. The Company is obligated to make the following minimum payments pursuant to the agreement:

		Amount	
Initial payment	US$	10,000	Paid
By March 21, 2008		15,000	Paid
By March 21, 2009		20,000	Paid
By March 21, 2010		25,000	Paid
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

3. Mineral properties - *continued*

b) Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims. On September 1, 2008, the Company relinquished 80 Lode Mining Claims, and continues to maintain 124 Lode Mining Claims. The Company wrote down the acquisition costs of the property of $20,995 in December 2008.

c) Gold Ridge Property

In November 2006, the Company acquired, through staking, 127 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims. In April 2009, the Company acquired, through staking, an additional 108 Lode Mining Claims.

d) Jessup Property

On September 27, 2007, the Company acquired the Jessup project located in Churchill County, Nevada, from Midway Gold Corp. ("Midway"). The Jessup project is comprised of 36 unpatented mining claims owned by Midway, and one patented mining claim and 99 unpatented mining claims held under various leases.

The underlying lease obligations on 96 of the unpatented Snowwave claims are:

		Amount	
Monthly in 2007	US $	6,000	Paid
Monthly in 2008		7,000	Paid
Monthly in 2009		8,000	Paid
Monthly in 2010 and every month thereafter		9,000	Paid up to date

The underlying lease obligations on the other three unpatented Mough claims are:

		Amount	
In 2008	US $	8,000	Paid
In 2009		9,000	Paid
In 2010, and every year thereafter		10,000	Paid up to date

The underlying lease obligation on the patented Victory claim is:

		Amount	
In 2008 up to and including 2010	US $	5,000	Paid up to date
In 2011 up to and including 2015		10,000	
In 2016 up to and including 2020		20,000	
In 2021 and every year thereafter		30,000	

These claims are subject to production royalties ranging between 1% and 5%. The 96 unpatented claims are also subject to a 1.6% NSR. The Company may also purchase some of the properties and portion of the production royalties for amounts ranging from between US$250,000 and US$3 million, depending on the property, when the option is exercised or the purchase is made. The Company has also expanded the size of the property by staking 73 new unpatented mining claims.

3. Mineral properties - *continued*

e) Lincoln Hill Property

On November 7, 2007, the Company entered into a letter of intent with Mountain Gold Exploration, Inc. ("MGE") and Lane Griffin (collectively, the Lessors) for the lease of certain properties and mineral rights owned or controlled by the Lessors. The property is comprised of one patented lode claim and 34 unpatented mining claims, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an underlying option agreement. The lease is for 20 years, renewable on certain conditions.

The Company is required to make the following advanced royalty payments to the Lessors to be credited towards the Lessors' NSR:

		Amount	Number of shares	
On signing the LOI Agreement	US$	50,000	100,000	Paid and issued
November 2008		60,000	100,000	Paid and issued
November 2009		65,000	100,000	Paid and issued
November 2010		70,000	150,000	
November 2011		75,000	150,000	
November 2012		80,000	150,000	
Each year thereafter		80,000		

In addition, the Company is required to make the following minimum exploration expenditures:

		Amount	
By November 2008	US$	100,000	Requirement met
By November 2009		200,000	Requirement met
By November 2010		300,000	Requirement met
By November 2011		500,000	Requirement met
By November 2012		1,000,000	

The Company also paid US$5,770 that remained under the underlying option agreement and a total of $3,256 quarterly payments for the lease agreement assigned to the Company. The Lessors retain a 4% NSR on the property, 1% of which the Company may purchase for US$1 million during the first seven years of the lease, and an additional 1% NSR which may be purchased for US$3 million during the first 10 years of the lease. The Lessors also reserve the right to explore for and mine certain other minerals on the property.

On September 8, 2009, the Company signed an agreement to acquire another 3 mining claims in Pershing Country, Nevada, for a total of US$41,000 payable as follows:

		Amount	
Initial payment	US$	3,000	Paid
By September 8, 2010		5,000	Paid
By September 8, 2011		7,500	
By September 8, 2012		10,000	
By September 8, 2013		15,500	

In addition, the Company will reimburse the current property holders up to US$1,000 for the 2009 - 2010 claim maintenance fees.

3. Mineral properties - *continued*

f) Keystone South Property

On February 6, 2008, the Company entered into option agreement with Barrick Gold Exploration Inc. to acquire the Keystone South property consisting of 207 unpatented lode claims. This agreement was terminated in May 2009 and $33,675 of acquisition costs were written off.

4. Other capital assets

	Cost	Accumulated amortization	Net book value March 31, 2010
Computer equipment	$ 36,617	$ 26,489	$ 10,128
Office furniture and equipment	66,762	31,817	34,945
Exploration equipment	2,025	952	1,073
Leasehold improvements	25,254	14,063	11,191
Vehicle	2,998	2,008	990
	$ 133,656	$ 75,329	$ 58,327

	Cost	Accumulated amortization	Net book value December 31, 2009
Computer equipment	$ 33,712	$ 25,361	$ 8,351
Computer software	9,938	9,938	-
Office furniture and equipment	66,762	29,992	36,770
Exploration equipment	2,025	895	1,130
Leasehold improvements	25,254	12,799	12,455
Vehicle	2,998	1,911	1,087
	$ 140,689	$ 80,896	$ 59,793

5. Reclamation bond

As of March 31, 2010 and 2009, the Company had deposited US$87,107 as a reclamation bond with the Bureau of Land Management in Nevada.

6. Share capital and contributed surplus

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

a) The Company completed a non-brokered private placement for a total 7,135,833 units. The first tranche of 2,254,167 units closed on December 31, 2008 and the second tranche of 4,881,666 units closed on February 23, 2009, at a price of $0.12 per unit for total gross proceeds of $856,300. Each unit consisted of one common share and one common share purchase warrant exercisable into one common share at a price of $0.15 for a period of two years from the closing date. A fair value of $135,250 and $260,174, respectively, was assigned to the warrants issued on the first and second tranches based on the Black-Scholes Option Pricing Model. Finders' fees of $25,920 were paid in connection with this private placement.

6. Share capital and contributed surplus - *continued*

b) On March 11, 2009, the Company closed a non-brokered private placement of 2,955,000 units at a price of $0.12 per unit for gross proceeds of $354,600. Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share of the Company at a price of $0.15 until March 11, 2011. A fair value of $157,049 was assigned to the warrants based on the Black-Scholes Option Pricing Model. The Company also paid finders' fees of $14,616 in a connection with this private placement.

c) On August 6, 2009, the Company completed a non-brokered private placement consisting of 21,031,666 units at a price of $0.15 for gross proceeds of $3,154,750. Each unit consisted of one common share and one transferable common share purchase warrant exercisable into one share of the Company at a price of $0.20 until February 6, 2011. A fair value of $1,352,771 was assigned to these warrants based on the Black-Scholes Option Pricing Model.

   The Company paid $213,206 in finder's fees in connection with this private placement and issued 1,895,166 non-transferable finder's options. Each broker's option is exercisable into one unit at a price of $0.15 until February 6, 2011. Each unit is comprised of one common share and one non-transferable common share purchase warrant with the same terms as the private placement warrants. A fair value of $312,642 was assigned to these broker's options based on the Black-Scholes Option Pricing Model.

d) On November 2, 2009, 100,000 shares were issued towards the acquisition of Lincoln Hill property (Note 3e). The deemed issue price of these shares was the trading value on the date the shares were issued.

e) During 2009, 356,000 warrants were exercised for proceeds of $53,400. A fair value of $18,973 was transferred to share capital on the exercise of these warrants.

f) During 2009, 116,667 broker's options were exercised into one share and one warrant for proceeds of $17,500. A fair value of $19,246 was recognized on the issuance of the warrants associated with the broker's options, which was subsequently transferred to share capital on the exercise of the warrants.

g) The Company completed a non-brokered private placement for a total 24,280,000 units, with a first tranche of 20,830,000 units closed on December 24, 2009 and a second tranche of 3,450,000 units closed on January 7, 2010, at a price of $0.25 per unit for gross proceeds of $6,070,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant, with one whole warrant exercisable into one share at a price of $0.35 for a period of two years from the closing date. A fair value of $1,486,292 and $248,010, respectively, was assigned to the warrants issued on the first and second tranches based on the Black-Scholes Option Pricing Model.

   In connection to this private placement, the Company paid a total of $197,750 finder's fees and, on February 14, 2010, issued 721,000 finder's units valued at $180,250. Each finder's unit consisted of one share and one-half of one non-transferable common share purchase warrant, with one whole warrant exercisable into one share at a price of $0.35 until December 24, 2011 and January 7, 2012.

6. Share capital and contributed surplus - *continued*

h) During the period ended March 31, 2010, 293,300 warrants were exercised for proceeds of $48,660. A fair value of $16,645 was transferred to share capital on the exercise of these warrants.

i) During the period ended March 31, 2010, 5,000 options were exercised for proceeds of $1,000. A fair value of $1,006 was transferred to share capital from contributed surplus in connection with this exercise.

j) During the period ended March 31, 2010, 170,966 brokers' options were exercised for proceeds of $25,645. A fair value of $28,204 was transferred to share capital from contributed surplus in connection with this exercise. A fair value of $20,524 was assigned to the warrants issued on the broker's units based on the Black-Scholes Option Pricing Model.

Warrants

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2008	8,535,542	$ 0.62
Issued	39,399,999	0.23
Expired	(6,281,375)	(0.79)
Exercised	(356,000)	(0.15)
Outstanding, December 31, 2009	41,298,166	0.23
Issued	2,256,466	0.34
Exercised	(293,300)	(0.17)
Outstanding, March 31, 2010	43,261,332	$ 0.23

Warrants outstanding as at March 31, 2010 were:

Expiry date	Exercise price	Number of warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
December 31, 2010	$ 0.15	2,254,167	$ 0.15	0.75
February 6, 2011	0.20	21,225,999	0.20	0.85
February 23, 2011*	0.15	4,425,666	0.15	0.90
March 11, 2011	0.15	2,855,000	0.15	0.95
December 24, 2011	0.35	10,761,500	0.35	1.73
January 7, 2012	0.35	1,739,000	0.35	1.77
		43,261,332	$ 0.23	1.12

* Subsequently, 36,700 of these warrants were exercised.

6. Share capital and contributed surplus - *continued*

Stock options

Effective September 5, 2006, the Company adopted a stock option plan. Under this plan, the Company may grant options of up to 10% of its outstanding common shares to its directors, officers, employees and consultants. The exercise price of the share purchase options will be no less than the closing price of the shares on the TSX Venture Exchange on the business day immediately before the date of granting of the option, unless the Exchange permits discounts, or allows some other minimum exercise price.

A quarter of the options granted vest on the date of grant and a quarter will vest every six months thereafter. Options will expire five years from the date granted.

	Number of options	Weighted average exercise price
Outstanding, December 31, 2008	2,205,000	$ 0.47
Granted	1,055,000	0.20
Expired	(55,000)	(0.41)
Outstanding, December 31, 2009	3,205,000	0.38
Granted	50,000	0.35
Exercised	(5,000)	(0.20)
Outstanding, March 31, 2010	3,250,000	$ 0.38

Options outstanding as at March 31, 2010 were:

	Options outstanding			Options exercisable		
Expiry date	Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price
October 12, 2011	$ 0.50	825,000	$ 0.50	1.53	825,000	$ 0.50
January 19, 2012	$ 0.40	100,000	0.40	1.81	100,000	0.40
January 19, 2012	$ 0.50	150,000	0.50	1.81	150,000	0.50
March 14, 2012	$ 0.50	200,000	0.50	1.96	200,000	0.50
July 19, 2012	$ 0.50	90,000	0.50	2.30	90,000	0.50
October 18, 2012	$ 0.45	400,000	0.45	2.55	400,000	0.45
June 10, 2013	$ 0.40	385,000	0.40	3.20	385,000	0.40
August 21, 2014	$ 0.20	1,050,000	0.20	4.39	522,500	0.20
January 25, 2010*	$ 0.35	50,000	0.35	4.82	-	-
		3,250,000	$ 0.38	2.90	2,672,500	$ 0.42

* Subsequently, these options were cancelled.

6. Share capital and contributed surplus - *continued*

Brokers' options

	Number of options	Weighted average exercise price
Outstanding, December 31, 2008	900,000	$ 0.50
Expired	(900,000)	0.50
Granted (Note 6c)	1,895,166	0.15
Exercised (Note 6f)	(116,667)	0.15
Outstanding, December 31, 2009	1,778,499	0.15
Exercised (Note 6j)	(170,966)	(0.15)
Outstanding, March 31, 2010	1,607,533	$ 0.15

Black-Scholes Assumptions

The fair values of the options granted and warrants issued during 2009 were estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following range of assumptions:

	2010	2009
Risk-free interest rate	1.22%-1.73%	1.12%-2.65%
Expected volatility	135%-183%	178%-189%
Expected years of option or warrant life	1-2 years	1.5-5 years
Expected dividend	$Nil	$Nil

During the three months ended March 31, 2010, under the fair-value-based method, $53,055 (2009 - $8,754) in stock-based compensation expense was recorded in the consolidated statements of operations for the options which vested during the period.

7. Related party transactions

Related party transactions are recorded at the exchange amount as agreed to by the parties. Related party transactions not otherwise disclosed in these financial statements were:

a) The Company incurred legal fees of $46,038 (2009 - $3,450), share issue costs of $17,055 (2009 - $18,337) and filing fees of $1,441 (2009 - $Nil), with a legal firm in which the Corporate Secretary is a partner. As at March 31, 2010 $7,548 (December 31, 2009 - $22,909) was owed to this firm.

b) The Company incurred accounting and administrative fees of $15,000 (2009 - $15,000) with a company of which the Chief Financial Officer is the President and a director. As at March 31, 2010, $5,250 (December 31, 2009 - $6,184) was owed to this company.

c) The Company paid $35,069 (2009 - $42,004) in management fees, $4,796 (2009 - $1,988) for professional services, and $1,562 (2009 - $1,864) in leasing costs to a company controlled by its President. As at March 31, 2010 $4,507 (December 31, 2009 - $Nil) was owed to this company.

7. Related party transactions - *continued*

d) The Company paid $28,497 (2009 - $34,801) in management fees to a company controlled by its Chairman. As at March 31, 2010 $Nil (December 31, 2009 - $Nil) was owed to this company.

8. Commitments and contingencies

a) The Company has commitments under operating leases for its premises in Vancouver, British Columbia, for an approximate minimum annual rent of $93,000 until December 31, 2011, and in Reno, Nevada, for a minimum annual rent of US$60,000 until April 30, 2011.

b) As disclosed in Note 3a, if Newmont does not exercise the joint venture option by the 120th day of receipt of a feasibility study from the Company, elects not to proceed with the joint venture after the joint venture agreement is signed, or fails to complete the Phase 1 Earn-in Expenditures, it will be obligated to sell its interest in the Wilco – Newmont property to the Company for US$2,000,000, which may be partially payable in shares at the discretion of the Company.

9. Operating segment information

The Company operates in one industry segment within two geographical areas, Canada and the state of Nevada in the United States of America. The mineral properties are held solely in the Nevada segment.

The following table shows the other capital assets attributable to each geological segment:

	March 31, 2010	December 31, 2009
Canada	**$ 33,620**	$ 33,484
United States	**24,707**	26,309
	$ 58,327	$ 59,793

10. Financial instruments and risk management

Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in operations in the period incurred.

The Company's operations consist of the acquisition, exploration and development of mineral resource properties in North America. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of being affected by these risks, which may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. When material, these risks are also reviewed and monitored by the Board of Directors.

10. Financial instruments and risk management - *continued*

a) Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements. The Company manages this risk by only entering into contracts with counterparties who have sufficient financial strength to minimize the risk of a financial default.

(i) Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production. Therefore, the Company is not exposed to significant trade credit risk.

(ii) Cash and cash equivalents
In order to manage credit and liquidity risk to minimize the likelihood of a loss, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Monetary limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Derivative financial instruments
As at March 31, 2010 the Company has no derivative financial instruments.

b) Liquidity risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures, through the management of its available cash and the issue of shares, that there are sufficient cash balances to meet its short-term business requirements.

c) Currency risk
The Company's property interests in the United States subject it to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would affect the Company's results of operations by approximately $9,000.

The Company does not invest in derivatives to mitigate these risks.

d) Interest rate risk
The Company limits its exposure to interest rate risk by investing only in short term investments at major Canadian financial institutions.

A one percent change in interest rates would affect the results of operations by approximately $7,000.

e) Fair value disclosures
The carrying values of accounts receivable, accounts payable and accrued liabilities and the amount due to related party approximate their fair values based on their short term nature.

10. Financial instruments and risk management - *continued*

f) Commodity price risk
The ability of the Company to develop its mineral properties and the future profitability of the Company will be directly related to the market price of gold.

11. Management of capital

The Company's shareholders' equity is considered to be its capital. The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through 2010. There are no external restrictions on the Company's capital.

12. Subsequent Events

a) On May 10, 2010, the Company engaged the services of Ubika Corporation as an investor relations consultant for a one year term. In consideration, the Company paid an advance fee of $35,000 to cover the one-year term of engagement and will, subject to TSX Venture Exchange approval, grant stock options to acquire up to 100,000 common shares of the Company at an exercise price of $0.25 for a 5 year term and vesting in accordance with the policies of the Exchange.

b) Subsequently, 36,700 warrants were exercised for proceeds of $7,340.

RYE PATCH GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
for the three months ended March 31, 2010

Date of Report

The following Management Discussion and Analysis ("MD&A") for Rye Patch Gold Corp. ("Rye Patch" or the "Company") is prepared as of May 25, 2010, and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2009 and unaudited consolidated financial statements for the quarter ended March 31, 2010. Except as noted, all dollar amounts contained in this MD&A and in the financial statements are in Canadian dollars.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), as described in Note 1 to the Financial Statements. This is consistent with prior periods.

Management's Responsibility for Financial Statements

The information provided in this MD&A, including the Financial Statements, is the responsibility of management.

Company Overview

Rye Patch is an exploration stage company engaged in the acquisition and exploration of gold properties located in the politically stable mining state of Nevada, United States of America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. The Company's business plan is to increase its gold ounce resource through continued acquisition of resource projects and through organic growth on its existing project portfolio, but not to go into production on its own. Over the past four years, the Company acquired interests in four projects covering roughly 78 square kilometres within Nevada's prolific gold trends. The Company controls two advance-stage resource projects – Wilco and Jessup - and has acquired one mid-stage project with significant high-grade resource potential, Lincoln Hill/Gold Ridge and one early-stage project with well defined drill targets - Gold Ridge. In April 2009, the Company acquired over 10 square kilometres of additional lands through staking of claims between the Wilco and Lincoln-Hill projects. The Company now controls almost 78 square kilometres in Nevada with 65 square kilometres located along the emerging Oreana gold trend.

During 2007 to date, as the price of gold moved higher, Rye Patch completed exploration activities on all its projects, and NI 43-101 compliant technical reports at the Wilco, Lincoln Hill, and Jessup projects. The Company's goal of having ten million ounces of gold to its account within the next three years is taking shape and within reach. The Company intends to achieve this growth through the acquisition of resource-based projects and organic growth in its existing project portfolio. Rye Patch's common shares trade in Canada on the TSX Venture Exchange ("Exchange") under the symbol "RPM". The Company also trades in the United States of America on the OTC market under the symbol "RPMGF". On November 4, 2008, the Company achieved Tier 1 status on the Exchange. Tier 1 represents the Exchange's premier Tier and is reserved for the Exchange's most advanced Issuers.

Mr. William C. (Bill) Howald, AIPG, Certified Professional Geologist # 11041, Rye Patch's CEO and President, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program. He has verified the information and has reviewed and approved the contents of this MD&A.

The following table provides a breakdown of the Company's updated resource estimates using the results of the Company's 2008 drilling campaign at Wilco and Jessup properties by project and category:

Table 1: Rye Patch Gold's NI43-101 Resource Inventory

Rye Patch Gold's NI43-101 Resource Inventory [1]							
Property	**Resource Category**	**Tonnes (X 1,000)**	**Gold Grade (g/t)**	**Silver Grade (g/t)**	**Contained Gold Ounces**	**Contained Silver Ounces**	**Contained Au & Au Equivalent Ounces [4]**
Wilco [2]	Measured	7,526	0.69	4.595	164,000	1,111,000	186,220
	Indicated	30,844	0.51	3.601	522,000	3,638,000	594,760
	Inferred	121,838	0.41	5.075	1,660,000	19,871,000	2,057,420
Jessup[2]	Measured	7,775	0.51	8.745	128,000	2,184,000	171,680
	Indicated	12,642	0.41	7.167	172,000	2,906,000	230,120
	Inferred	4,494	0.55	7.922	77,000	1,146,000	99,920
Lincoln Hill [3]	Measured	-	-	-	-	-	-
	Indicated	-	-	-	-	-	-
	Inferred	17,215	0.69	17.143	380,000	9,488,000	569,760
Total Measured & Indicated Resources					**986,000**	**9,839,000**	**1,182,780**
Total Inferred Resources					**2,117,000**	**30,505,000**	**2,727,100**

(1) All resources on 100% basis. Metallurgical recoveries and net smelter returns are assumed to be 100%. Conforms to 43-101 resource definitions;

(2) Cutoff grade for Wilco Measured and Indicated resource is reported at 0.2 g/t Au for oxide mineralisation and 1.45 g/t Au for sulphide mineralisation. The Inferred resource cut-off grade is reported at 0.2 g/t Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is reported at 0.2 g/t Au for oxide mineralisation and 0.34 g/t Au for transition and sulphide mineralisation; and

(3) The Inferred resource is reported at a cut-off grade of 0.34 g/t (0.01 opt) Aueq for oxide and transitional ore types;

(4) Wilco, Jessup and Lincoln Hill resources includes Au equivalent ounces (Aueq.); where Aueq. = (Au ozs) + (Ag ozs X $Ag/oz)/$Au/oz, for Au/oz = $900, and Ag/oz = $18.

As announced May 18, 2010 on the Company's Lincoln Hill project, together with the Company's previous announcements on May 11, 2009 and June 2, 2009 in respect of the Wilco and Jessup projects, Rye Patch Gold's resource inventory is now comprised of 1,182,780 ounces of gold equivalent in the measured and indicated category plus 2,727,100 ounces of gold equivalent in the inferred category. At Wilco and Jessup, the Company has experienced excellent discovery costs for its resource ounces. At present the Company is finding gold and silver ounces at US$1.25 per ounce of gold and gold equivalent for all categories and just under US$4.13 per ounce for measured and indicated gold and gold equivalent ounces. As compared to Newmont Mining Company which has discovery costs of approximately US$50/ oz at greenfields projects and US$16/oz on near-mine projects, these are extremely robust measures of success and a credit to the Company's exploration staff.

Mineral Resources are not Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for minability, selectivity, mining loss and dilution. These mineral resource estimates are measured, indicated and inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that the inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.

Overall Performance

Starting in July 2007, the Company completed a total of 9,310 metres of reverse circulation drilling and 915 metres of core drilling on the Wilco project. The drilling program achieved its stated goals of: 1) expanding the known Colado and Willard resource areas; 2) identifying high-grade gold mineralization along the mapped east-west structural corridors; and 3) making a new discovery in the Section Line target area near the old Willard mine.

The Phase-2 drilling program was completed on October 4, 2008 and included a total of 9,841 metres (32,290 feet) in 39 reverse circulation drillholes. The 2008 drill program extended the Section Line gold mineralisation and defined a new important target called North Basin. The last drillhole, WR-087 (38.1 metres grading 2.61 g/t Au), identified significant gold mineralisation in the North Basin target. The near-surface, oxide gold mineralisation is still open along strike to the west and north as well as down dip.

The Company acquired 100% ownership in two additional properties in 2007. The first, the Jessup project, was acquired through a purchase agreement with Midway Gold. Rye Patch completed a National Instrument 43-101 compliant resource estimate in the fourth quarter of 2007. The phase-1 program was completed on October 1, 2008, with a total of 5,120 metres (16,840 feet) in 45 reverse-circulation drill holes.

The second project acquired in 2007 was the Lincoln Hill property. This property is adjacent to and contiguous with the Company's 100% owned Gold Ridge property. The Company is acquiring 100% control of the Lincoln Hill project through an option agreement with several local Nevada prospectors. In August 2008, the Company completed Phase-1 drilling program. Eklund Drilling completed a total of 8,375 feet (2,553 metres) in 18 reverse circulation drill holes. Near the end of 2008, the Company completed a follow-up drill program at Lincoln Hill totalling 968 metres (3,175 feet) in 7 reverse circulation drillholes. The follow-up reverse circulation drilling program shows the at-surface stockwork gold and silver zone is still open along strike and at depth.

Rye Patch's 2008 exploration program was budgeted at US$1.85 million for its Wilco, Jessup, Lincoln Hill/Gold Ridge, and Keystone South projects. The four projects cover a total of 78 square kilometres (30 square miles) within some of the best exploration trends in Nevada. The majority of the work was directed at drilling the new discovery at Wilco and expanding the gold resources at Jessup. In addition, work completed on Lincoln Hill/Gold Ridge returned significant gold and silver assays (21.3 metres grading 27.2 g/t Au and 34 g/t Ag including 7.6 metres grading 75.4 g/t Au and 82 g/t Ag). Follow-up drilling shows the oxidised mineral zone is open along strike and at depth. At Keystone South, exploration activity focussed on identifying drill targets to be evaluated in 2009.

In April 2009, the Company acquired additional lands along the Oreana gold trend between the Wilco and Lincoln-Hill projects. The Company acquired over 10 square kilometres through staking of claims and now controls a total land position of 65 square kilometres containing gold and silver resources; gold-in-soil and rock-chip anomalies; high-grade gold and silver in drillholes; and numerous target areas for follow up exploration along the Oreana gold trend.

In 2009, the Company completed drill programs on the Wilco and Lincoln Hill projects, with 3,000-metre (10,000 feet), reverse circulation drilling at the Wilco project, and a reverse circulation drill program and the core campaign totalling 2,508 metres (8,225 feet) and 557 metres (1,826 feet) respectively at Lincoln Hill. Core hole LRC-002, returned 21.19 g/t gold and over 7.0 metres starting at 25.3 metres.

Selected Annual Information

The following is a summary of the Company's financial results for the last three completed financial years:

	2009	2008	2007
Total revenues	Nil	Nil	Nil
Net loss	$2,383,781	$4,009,827	$2,578,359
Basic loss per share (1)	$0.05	$0.13	$0.13
Total assets	$9,883,901	$3,073,407	$4,888,934
Total long term liabilities	Nil	Nil	Nil
Dividends declared	Nil	Nil	Nil

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

Results of Operations – Gold Exploration

Wilco

The Company's Wilco project is located 160 kilometres northeast of Reno, Nevada -- the largest city in northern Nevada -- along the main transportation artery of Interstate 80. The project contains two gold resource areas – Willard and Colado.

On May 12, 2008, the Company released an updated resource estimate for the Willard and Colado resource areas based on the Company's 2007 drill results. Phase-2 drilling program on the Wilco project started in June 2008 and was completed in October 2008 and finished with a total of 32,287 feet (9,841 metres) in 39 reverse circulation drillholes. The phase-2 program intersected multiple intervals with gold grades over significant thicknesses. In addition, the 2008 phase-2 drilling program ended with the best drillhole drilled on the property intersecting significant gold mineralisation (38.1 metres grading 2.61 g/t Au) in a new target designated the North Basin. The assay results were released in news releases on September 17, October 15, and November 25, 2008, and April 8 and May 11, 2009 (see www.sedar.com for details).

Step-out drilling in the Section Line area extends the gold zone and shows the mineralization continues to the west along the crest of the anticline. In addition, WR-061 and WR-062 demonstrate mineralization is open to the west along an east-west fault zone and toward the North Area target where drilling cut over 200 feet (61 meters) of intense quartz-pyrite stockwork breccias and veining. In the Pay Dirt area, initial drilling, WR-063, 64 and 65, confirms near-surface oxide along an east-west structural zone. Based on the initial results, additional drillholes are warranted in the target. Given the geologic understanding of the target, the Pay Dirt zone could potentially add additional inferred oxide mineralization to the Wilco resource model.

Drilling in the South Pit area suggests the mineralization is thinning as shown in drillholes WR-065, WR-066, and WR-067 as the drillholes move off the anticlinal fold axis. An east-west oriented, post-mineral fault is also suspected between drillholes WR-067 and WR-068.

Most importantly, drillhole WR-087 followed up on significant alteration and gold mineralisation encountered in drillhole WR-081 and confirms gold mineralisation continues to the north and east in the newly identified North Basin target. The North Basin target is defined by an area covering 500 metres (1,500 feet) north-south by 300 metres (1,000 feet) east-west, and appears to be an important new discovery for the Wilco property as indicated by the results of drillhole WR-081 (36.6 metres grading 1.95 g/t Au) and WR-087 (38.1 metres grading 2.61 g/t Au). Drillhole WR-087 encountered the same blanket of quartz-stockwork alteration as cut in drillhole WR-081.

In addition, WR-082 tested the sediments for gold mineralisation beneath the Colado deposit. WR-082 also intersected quartz-stockwork alteration at the same stratigraphic position as WR-081 and WR-087 but technical issues forced early termination of the drillhole. The last samples show the alteration zone contains gold. The significance of drillhole WR-082 is its location some 1.6 kilometres (5,200 feet) north of drillholes WR-081 and WR-087 suggesting the gold mineralised quartz-stockwork blanket is wide spread and potentially underlies the entire North Basin target area. A follow-up program is being planned for the North Basin target.

The 2008 drilling program expanded near-surface oxide mineralization to the west and north as well as identified a new target region – North Basin. On April 8, 2009, an updated resource estimate was completed incorporating the results of the 2008 drilling Campaign.

The updated NI43-101 compliant resource estimate shows a 10% increase in measured and indicated gold ounces, and a 48% increase in inferred gold ounces from the previously released (May 2008) resource estimate. In addition, the Company also estimated co-product silver associated with the gold model. A summary, by deposit area, is tabulated below:

Table 2: NI43-101 Wilco Gold Resource Estimate

Wilco Resource Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
Willard	Variable[1]	4,593	0.023	104,000	15,063	0.018	264,000	55,174	0.015	849,000
Colado	Variable[1]	3,703	0.016	60,000	19,597	0.013	258,000	79,129	0.010	811,000
Total		**8,296**	**0.020**	**164,000**	**34,660**	**0.015**	**522,000**	**134,303**	**0.012**	**1,660,000**

[1] Measured and Indicated resource is reported at 0.0056 opt Au for oxide mineralisation and 0.042 opt Au for sulphide mineralisation. The Inferred resource is reported at 0.0056 opt Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

Table 3: NI43-101 Wilco Co-Product Silver Resource Estimate

Wilco Resourc e Areas	Resource Category									
	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces
Willard	Variable[1]	4,593	0.180	829,000	15,063	0.152	2,295,000	55,174	0.139	7,678,000
Colado	Variable[1]	3,703	0.076	282,000	19,597	0.069	1,343,000	79,129	0.154	12,193,000
Total		**8,296**	**0.134**	**1,111,000**	**34,660**	**0.105**	**3,638,000**	**134,303**	**0.148**	**19,871,000**

[1] The silver tons and grade represent co-product silver within the gold block model of the resource estimate.

Scott E. Wilson Consulting, Inc. ("SEWC") of Denver, Colorado, completed the 2008 updated resource estimate under the direction of Scott E. Wilson, who is a qualified person as defined by NI 43-101. The NI 43-101 Wilco project technical report is available on SEDAR at www.sedar.com.

The large increase in the inferred category is the result of step-out drilling westward along the Willard anticline, and the drilling completed toward the north into the North Basin target area. In-fill drilling will be required to convert the inferred gold volume into the measured and indicated categories.

Drill plans and permits are being completed for a follow-up drilling campaign commencing this summer. The exploration program will focus on expanding the newly identified North Basin target and follow-up drilling on the near-surface oxide zones. The Willard and Colado deposits are open along strike and at depth. Oxide mineralization starts at the surface in the Colado deposit and at 10 metres down in the Willard deposit.

The updated gold resource estimate is based on 3-D geologic models that incorporated over 46,000 individual assays from 659 reverse circulation and 11 core drillholes – 428 reverse circulation and 8 core drillholes in Willard and 186 reverse circulation and 3 core drillholes in Colado. Included are Rye Patch's 87 reverse circulation drillholes and 4 core holes. Block model grades were interpolated from twenty-foot, down-the-hole composites using inverse distance squared and inverse distance cubed. High grade outliers at Colado were capped prior to compositing based on a statistical review of the gold assays. No capping was required at Willard. The new silver resource was prepared using the same geologic and estimation parameters as the gold resource estimation.

The Company maintains a strict quality control program at all of its projects. Drill samples are picked up on site by ALS Chemex's preparation and analytical facility located in Nevada. Gold analyses are conducted on 1-assay ton prepared samples with gold determined using industry standard fire assay methods, with an atomic absorption finish. Gold over limits are determined using fire assay with a gravimetric finish. Silver is analyzed using ICP-MS with silver over limits determined using aqua-regia digestion with an ICP-AES or AAS finish. Gold and Silver check assays were delivered to Florin Analytical Services LLC of Reno, Nevada. The check assay program repeated gold and silver determinations for approximately 5-percent of the 2007 and 2008 drill programs.

The Company completed seven reverse circulation drillholes totalling 2,705 metres (8,870 feet). Drillholes WR-088 to WR-094 focussed on the North Basin target with mixed results. The Wilco drill program shows the upper oxide mineralisation continues into the North Basin area, and northeast faults and structural intersections with north-south oriented structures are controlling the high-grade gold encountered in the target area. Based on the new drill information, a follow up program to test the northeast high grade is planned for 2010.

Jessup

Rye Patch's 100%-owned Jessup project contains a combined resource of approximately 200,000 ounces of gold and gold equivalent. The resource areas show zones of open mineralization that were addressed in the 2008 drilling campaign.

The phase-1 drilling program was completed on October 1, 2008, with a total of 5,134 metres (16,840 feet) in 45 reverse-circulation drillholes. The Jessup program intersected gold in new areas as well as expanded gold zones in the known resources. The gold and silver assay results from its phase-1 drill program were released in October 22 and November 12, 2008 news releases (see www.sedar.com for details).

The drilling tested near surface oxidised zones at San Jascinto, North Jessup and at two outlying target areas - Tosh Hill and Gold King. Almost all, 94%, of the significant gold and silver mineralisation was intersected in oxidised volcanic formations providing a high probability that the gold and silver mineralisation is oxidised. Assay results in the North Jessup deposits indicate the oxide portion of the deposit is open in the northwest and southeast directions. In addition, the drilling shows the North Jessup deposit has significantly higher levels of silver. As examples, drillhole JR-040 returned assay intervals of 61.72g/t Ag over 13.7 metres including 404.6 g/t Ag over 1.5 metres, and in drillhole JR-041 which returned 188.6 g/t Ag over 6.1 metres. These intercepts delineate an open-ended, high-grade gold and silver corridor oriented in a northwest-southeast direction.

Drilling confirmed the San Jascinto deposit is closed on the east side; however, the oxidised portion of the deposit remains open to the south, northwest, and north with additional potential beneath a mapped felsic volcanic dome. This new target warrants follow up and will be addressed during the next drill program.

At the outlying targets of Tosh Hill and Gold King, drilling shows gold and silver mineralisation is associated with vein structures and pervasive hydrothermal clay alteration. At Tosh Hill, drilling intersected a vein yielding 10.29 g/t Au over 1.5 metres. The vein is oriented northeast and follow up work is required to define the full extent of the gold and silver mineralisation. At the Gold King target, initial drilling shows mineralisation within argillically altered, oxidised volcanic rocks. The drill encountered lower grade gold within the altered zone.

On June 2, 2009, the Company released an updated gold and silver resource estimate for the Jessup project. The resource estimate shows an increase from the previously released (December 2007) estimate of 150% to 300,000 ounces of gold in measured and indicated category while the inferred gold ounces increased 250% to 77,000 ounces of gold. In addition, the Company updated the silver resource associated with the gold block model. A significant increase in the silver resource, as compared to the reported December 2007 estimate, is evident. The measured and indicated silver ounces increased to 5,090,000 ounces of silver from 1,655,000 ounces of silver, and the inferred resource increased from 286,000 ounces of silver to 1,146,000 ounces of silver. A summary is tabulated below:

Table 4: New NI43-101 Jessup Gold Resource Estimate

Jessup Resource Areas	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces	Tons (X1,000)	Grade OPT Au	Gold Ounces
San Jacinto	Variable[1]	4,866	0.014	66,000	7,939	0.012	95,000	2,473	0.015	38,000
North Central	Variable[1]	3,564	0.017	60,000	5,505	0.013	70,000	2,038	0.016	32,000
Tosh Hill	Variable[1]	142	0.014	2,000	492	0.014	7,000	442	0.016	7,000
Total		**8,571**	**0.015**	**128,000**	**13,936**	**0.012**	**172,000**	**4,954**	**0.016**	**77,000**

Resource Category spans Measured, Indicated and Inferred.

[1] Measured and Indicated resource is reported at 0.005 opt Au for oxide mineralisation and 0.010 opt Au for transition and sulphide mineralisation. The Inferred resource is reported at 0.005 opt Au for oxide, transition, and sulphide ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category.

Table 5: New NI43-101 Jessup Co-Product Silver Resource Estimate

Jessup Resource Areas	Cutoff Grade	Measured			Indicated			Inferred		
		Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces	Tons (X1,000)	Grade OPT Ag	Silver Ounces
San Jacinto	Variable[1]	4,866	0.278	1,352,000	7,939	0.215	1,704,000	2,473	0.278	687,000
North Central	Variable[1]	3,564	0.230	820,000	5,505	0.211	1,163,000	2,038	0.205	417,000
Tosh Hill	Variable[1]	142	0.085	12,000	492	0.079	39,000	442	0.095	42,000
Total		**8,571**	**0.255**	**2,184,000**	**13,936**	**0.209**	**2,906,000**	**4,954**	**0.231**	**1,146,000**

Resource Category spans Measured, Indicated and Inferred.

[1] The silver tons and grade represent co-product silver within the gold block model of the resource estimate.

Scott E. Wilson Consulting, Inc. (SEWC) of Denver, Colorado completed the new resource estimate under the direction of Scott E. Wilson who is a qualified person as defined by NI43-101. The updated NI43-101 Jessup project technical report will be posted on SEDAR at www.sedar.com.

Based on the new geologic model, gold and silver mineralisation is open down dip and along strike to the northwest of the San Jacinto deposit. The oxide material starts at the surface, has been drilled to a depth of 125 metres (410 feet), and is still open. In addition, the drilling has defined high-grade gold and silver breccias. The geologic and block models show mineralization is open at depth and along strike. Based on gold and silver assay results of the 2008 drilling program, drillholes that encountered breccias show higher grade mineralization; therefore, the breccias represent an exciting and potentially higher grade target on the Jessup property.

At North Jessup, gold and silver are open at depth and along strike to the northwest and northeast. The mineralized structures have elevated grades and are open along strike to the northwest and at depth. These oxide targets and extensions have been prioritized for follow up drilling.

At Tosh Hill, the high-grade structurally controlled gold and silver is open to the west-northwest and east-southeast. Surface rock-chip channel samples across the Tosh Hill structure (news release 07-08) show the vein-like structural control has potential for gold values of 16 g/t Au. The Tosh Hill target requires additional follow-up drilling to understand the high-grade gold zone.

The updated gold resource estimate is based on 3-D geologic models that incorporated over 20,000 individual gold and silver assays from 36 trenches and 335 drillholes – 56 rotary, 270 reverse circulation, and 9 core drillholes including Rye Patch's 2008 45 reverse circulation drillholes. Block model grades were interpolated from twenty-foot, down-the-hole composites using inverse distance squared. No capping was required. The silver resource was prepared using the same geologic and estimation parameters as the gold block model estimation.

SEWC used industry-accepted standards to reclassify this new resource. Geologic interpretations were incorporated into the new resources which give greater confidence to the resource estimate. Cut-off grades were calculated based on referencing up-to-date costing structures that are publicly available.

SEWC classified the Jessup resource by a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate a block, while also taking into account project history, database quality, sample integrity and geologic understanding.

Existing targets are under review and being prioritized for future drilling. At this time, no additional drilling is planned for the Jessup project in 2010.

Lincoln Hill

Rye Patch is excited by the results of compilation work on the recently acquired, 100% controlled Lincoln Hill and 100% owned Gold Ridge properties. The project covers a total of 3,276 acres, and securely positions the Company along the Oreana gold trend. Newmont Mining and Coeur Rochester conducted earlier exploration work at Lincoln Hill. Rye Patch's evaluation of this work includes re-logging of Newmont drill holes, construction of drillhole cross-sections and analysis of previous surface and underground sampling programs. The Company's analysis indicates that the project contains potential for a bulk-tonnage gold deposit similar to the Rochester Silver Mine and the Spring Valley discovery. The Rochester mining district has produced a total of 4.5 million ounces of gold and 130 million ounces of silver.

A total of 2,550 metres (8,375 feet) in 18 reverse circulation drillholes were completed in a phase-1 program and assay results were released in a September 24, 2008 news release. The exploration program cut multi-ounce gold and silver intersections in drillhole LR-013 including 25 feet grading 2.2 ounces/ton gold from 90 to 115 feet downhole. In addition, there were numerous significant gold intervals encountered in the program.

The Lincoln Hill drilling intersected significant gold and silver assays; however, several drillholes had significant silver assays that did not make the rigorous cut-off criteria because gold values are below the gold cut-off grade. These drillholes include LR-010 which cut 75 feet grading 3.396 opt Ag starting at 25 feet, drillhole LR-016 which intersected 3 zones – 55 feet grading 0.605 opt Ag, 45 feet grading 1.059 opt Ag, and 25 feet grading 1.152 opt Ag starting at 15, 140, and 330 feet respectively. Similar silver zones were also encountered in drillholes LR-007, LR-011 and LR-012.

Drilling completed at the adjacent pediment zone located within the Gold Ridge portion of the property indicates a potential new discovery. The pediment target intersected mineralized Tertiary lithologies similar to the Colado deposit at Wilco.

In the fall of 2008, the Company commenced a follow-up phase-1 drilling program to off set the high-grade gold and silver intervals along strike as well as test the depth extent of this near-surface, shallow mineralisation reported in drillhole LR-013 - 70 feet grading 0.792 opt gold including an interval of 25 feet grading 2.200 opt gold (21.3 metres grading 27.16 g/t gold including an interval of 7.6 metres grading 75.44 g/t gold). A total of 968 metres (3,175 feet) was completed in 7 reverse circulation drillholes.

The follow-up drilling program shows the at-surface stockwork gold and silver zone is still open along strike and at depth. This stockwork blanket zone is "rooted" in a breccia pipe which may host higher grade gold and silver values along its margin. In addition, regional aeromagnetic geophysical data shows an intrusive south of the breccias pipe. The intrusive could be the driver of the gold and silver mineralization and could host a significant deposit.

The assay results indicate the stockwork mineralization hosts high-grade structurally controlled gold and silver (21.3 metres grading 27.2 g/t Au and 34 g/t Ag including 7.6 metres grading 75.4 g/t Au and 82 g/t Ag) surrounded by a near surface, stockwork gold and silver zone. To ensure gold assays captured the higher grade portion of the gold system, selected intervals from drillholes LR-019, LR-021 and LR-023 were re-run using metallic-screen, fire-assay analysis. The results of this study show gravity separation (coarse gold) is a potential assay issue that should be addressed in future drilling programs. Additional study is warranted to fully ensure the assay results to date capture the coarse gold and produce representative assay values. Future drilling programs will require core drilling to fully evaluate and understand the high-grade nature of the mineralization.

In September 2009, the Company began a drill program for the Lincoln Hill project totalling 2,508 metres (8,225 feet) and 557 metres (1,826 feet) respectively. Gold and silver assays were reported in mid-December for the entire reverse circulation drill and the core campaign. Core hole LRC-002, returned 21.19 g/t gold over 7.0 metres starting at 25.3 metres depth.

Core and RC drilling show the main Lincoln Hill target contains significant high-grade gold and silver along northeast trending structures within the broader quartz stockwork halo zone. The core shows the broader stockwork mineralization has a high-angle as well as a horizontal or bedding controlled component. LRC-002 intersected veins and veinlets and shows visible gold in several veins over the 15.8 metre zone. The vein arrays are hosted within a thicker zone of altered, silicified rhyolite volcanic rocks. The intersection of the favorable units within altered rhyolite and northeast structures appear to control high-grade gold and silver distribution within the stockwork gold zone. LRC-003 shows the disseminated nature of the stockwork zone with 33.1 metres grading 1.10 g/t gold.

Drilling shows the quartz stockwork zone has promise for bulk-tonnage gold and silver at Lincoln Hill. Using a gold equivalent grade of 0.34 g/t Aueq, the halo mineralization in the Lincoln Hill target ranges between 10 metres and 79 metres in thickness and has gold and gold equivalent grades ranging between 0.5 g/t Aueq to 2.30 g/t Aueq over an area of 600 metres by 300 metres. Although gold values are below cut-off grades for Table 1, drillholes LR-043 through LR-045 contain significant silver values that add gold equivalent ounces to the Lincoln Hill stockwork zone. Silver values range from 7.8 g/t Ag to 33.4 g/t Ag over 45.7 metres to 12.2 metres using a 5 g/t cut off. However, drilling within the historic high-grade Ourofino mine area returned disappointing results.

On May 18, 2010, Rye Patch announced the first National Instrument 43-101 (NI43-101) compliant resource estimate for the 100% controlled Lincoln Hill project based on the Company's 2008 and 2009 drill campaigns. The resource table below shows the new Lincoln Hill gold and silver inferred resource estimate using a 0.343 g/t (0.01 opt) gold and gold equivalent (gold equivalent or Aueq) cut-off grade.

Cutoff Grade (Gm/Tonne)	**Tonnes** (1000's)	**Au** (Gm/Tonne)	**Gold Ozs**	**Ag** (Gm/Tonne)	**Silver Ozs**
0.343	17,215	0.686	380,000	17.143	9,488,000

The new gold and silver resource estimate for Lincoln Hill is based on 3-D geologic models that incorporated 4,449 individual verified gold and silver assays from 49 drillholes including Rye Patch's 43 reverse circulation drillholes and 4 core holes. Block model grades were interpolated from 1,094 down-the-hole composites using inverse distance methodologies. No capping was required. The silver resource was prepared using the same geologic and estimation parameters as the gold block model estimation. The model uses 3-D blocks which are 6 metres in height, width, and depth. Using US$900 per ounce for gold and US$18 per ounce for silver, an inferred gold equivalent resource of 569,760 ounces with an average grade of 1.029 g/t Aueq was estimated. The resource is stockwork zone located at the surface with high-grade feeder structures internal to the main mineralized body. The majority of the resource is within the oxide domain of the geologic model, and the resource is open to the northeast, southwest and west.

Gold Ridge – Oreana Trend

In April 2009, the Company acquired additional lands along the Oreana trend between the Wilco and Lincoln-Hill projects. The Company acquired over 10 square kilometres through staking of claims and now controls a total land position of 65 square kilometres containing gold and silver resources, gold-in-soil and rock-chip anomalies, high-grade gold and silver in drillholes, and numerous target areas for follow up exploration.

The Oreana gold trend is a new and emerging gold trend defined by recent discoveries at the Wilco project; the new highgrade gold and silver mineralization drilled at Lincoln Hill and Midway Gold/Barrick's recently announced Spring Valley discovery. Rye Patch Gold controls a significant portion of the trend with its land position at Wilco and Lincoln Hill.

Ren Property

On November 18, 2009, the Company entered into a letter of intent and on February 10, 2010, signed a definitive agreement (the "Agreement") with Centerra Gold (U.S.) Inc. ("Centerra"), a subsidiary of Centerra Gold Inc. for the acquisition of Centerra's participating interest (currently 63.96%) in the Ren property. The Ren property is a joint venture ("Ren JV") between Homestake Mining Company ("Homestake"), California, a subsidiary of Barrick Gold Corporation, and Centerra. The Ren property consists of 91 contiguous unpatented lode mining claims covering 7.4 square kilometres of the Northern Carlin trend.

On April 8, 2010 Homestake exercised its pre-emptive right to acquire Centerra's interest in the Ren property, resulting in termination of the agreement. The Company will receive a break fee of US $250,000 on the completion of Homestake's acquisition of Centerra's interest.

Reclamation bonds

Reclamation bonds are posted in an escrow account with the State of Nevada as a standard permitting procedure. The bond is released once reclamation is completed and the Bureau of Land Management ("BLM") and/or State Reclamation office signs off on the reclamation. To date, the Company has reclaimed its disturbances once operations are complete. In addition, the Company has had partial sign off on some of the Wilco reclamation from the BLM; however, the bond (US$87,107 at March 31, 2010) will remain in place as the Company plans additional work on the Wilco project. This bond will likely be added to as the new permits are submitted to the BLM and State of Nevada. Also, new bonding will be required as the Company permits road building, drilling and other operations at Jessup, Lincoln Hill/Gold Ridge and Keystone South. At this point in time, the Company has not provided for reclamation and restoration costs in its financial statements as the amount is immaterial.

Results of Operations - Administration

Summary of Quarterly Results

The following is a summary of the Company's financial results for the past eight quarters:

	2010	**2009**				**2008**		
	Q1	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**
Total interest Income and other revenues(1)	$253,706	$2,981	$1,194	$116	$217	$(11,746)	$16,077	$26,065
Net loss	$300,462	$975,601	$608,708	$434,066	$365,406	$1,280,750	$1,775,763	$595,486
Basic loss per share (2)	$0.00	$0.02	$0.01	$0.01	$0.01	$0.04	$0.05	$0.02

(1) Other revenues are derived from the completion of Homestake's acquisition of Centerra's interest in the first quarter of 2010 (see "Results of operations – Administration").

(2) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

The expenses incurred by the Company are typical of junior exploration companies that do not have established mineral reserves. Expenses are not incurred evenly over the quarters as a result of non-recurring activities or events.

For the three months ended March 31, 2010 compared to the three months ended March 31, 2009:

The Company recorded a net loss for the three months ended March 31, 2010 of $300,462 (loss per share - $0.00) compared to $365,406 (loss per share - $0.01) in the first quarter of 2009. During the three months ended March 31, 2010, the Company expensed $86,658 in exploration costs, compared to $72,966 in the first quarter of 2009 (see Results of Operations – Gold Exploration).

Administrative expenses increased by $142,758 and totaled $438,594 in the three months ended March 31, 2010 compared to $295,836 in 2009. The non-cash stock-based compensation expense totaled $53,055 (2009 - $8,754) due to option grants in the quarter. The major administrative expenses and increases were in investor relations of $81,565 (2009 - $14,397) due to the Company's more active role in investor relations and shareholder awareness program for 2010; legal fees of $46,734 (2009 - $3,794) also icreased due to the services provided on the property acquisition and completion of private placement; and office and administration expenses of $56,720 (2009 - $24,251). These increases were partially offset with $22,828 decrease in wages and bonuses and $13,239 decrease in management fees.

During the three months ended March 31, 2010, the Company recorded a $28,916 loss on foreign exchange due to currency fluctuation compared with a gain of $3,179 in the same period of 2009.

During the period, the Company recorded a US$250,000 receivable for a break fee on the termination of an acquisition agreement of Centerra's interest in the Ren property due to the execution of the pre-emptive right on that property by another company.

Impairment of Long-lived Assets

The Company completed an impairment analysis as at March 31, 2010, which considered the indicators of impairment in accordance with Section 3063, "Impairment of Long-lived Assets" as well as EIC-126, "Accounting by Exploration Companies for Exploration Costs" and AcG-11, "Enterprises in the Development Stage". Management concluded that no impairment charge was required because:

- there have been no significant changes in the legal factors or climate that affects the value of the properties;
- all property rights remain in good standing, except Keystone South which was terminated;
- there have been no significant changes in the projections for the properties;
- exploration results continue to be positive;
- the Company intends to continue its exploration and development plans on its property.

Liquidity

The Company had cash and cash equivalents of $6,675,369 as of March 31, 2010 compared to $6,778,692 as of December 31, 2009. The Company had working capital of $6,918,338 at March 31, 2010 (December 31, 2009 - $6,383,839).

In the first quarter of 2010, the Company closed the second tranche of non-brokered private placement consisting of 3,450,000 units at a price of $0.25 per unit for gross proceeds of $862,500 and paid a total of $197,750 in finder's fees and $23,051 in share issue costs in connection to the private placement. During the period, 293,300 warrants were exercised for proceeds of $48,660 and 170,966 brokers' options were exercised for proceeds of $25,645.

During the three months ended March 31, 2010, the Company incurred a total of $64,570 in acquisition and holding costs, spent $86,658 on exploration expenditures on active properties, and spent $551,851 in administrative activities (see "Results of Operations").

Historically, the Company's capital resources have been limited to the amount raised from the sale of equity. The Company has relied upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions, and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon sales of its equity to raise capital. There can be no assurance that equity financing will always be available to the Company in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses.

The Company's current treasury will allow continuing exploration efforts and resource definition work throughout 2010. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

Contractual obligations

There have been no material changes in the Company's contractual obligations during the interim period that are outside of the ordinary course of the Company's business.

Capital Resources

The Company has obligations pursuant to option agreements it has entered into. While the Company has no contractual obligation to satisfy these obligations, it would forfeit any interest it may have earned to that date. Detailed terms of those agreements and the obligations are included in the Financial Statements. More specifically, the Company has met its minimum exploration expenditure commitment with respect to the Wilco-Newmont property up to December 15, 2010, and lease to date. Its underlying lease obligations on the Jessup property are up to date. In addition, the Company met its minimum exploration expenditure commitment up to November 2010 and its to date advance royalty payment with respect to the Lincoln property. The Company's other property related commitments are payments to be made in cash and/or shares. The Company has sufficient funds to meet these obligations.

Transactions with Related Parties

Related party transactions are recorded at the exchange amount as agreed to by the parties. Related party transactions not otherwise disclosed in these financial statements were:

a) The Company incurred legal fees of $46,038 (2009 - $3,450), share issue costs of $17,055 (2009 - $18,337) and filing fees of $1,441 (2009 - $Nil), with a legal firm in which the Corporate Secretary is a partner. As at March 31, 2010 $7,548 (December 31, 2009 - $22,909) was owed to this firm.

b) The Company incurred accounting and administrative fees of $15,000 (2009 - $15,000) with a company of which the Chief Financial Officer is the President and a director. As at March 31, 2010, $5,250 (December 31, 2009 - $6,184) was owed to this company.

c) The Company paid $35,069 (2009 - $42,004) in management fees, $4,796 (2009 - $1,988) for professional services, and $1,562 (2009 - $1,864) in leasing costs to a company controlled by its President. As at March 31, 2010 $4,507 (December 31, 2009 - $Nil) was owed to this company.

d) The Company paid $28,497 (2009 - $34,801) in management fees to a company controlled by its Chairman. As at March 31, 2010 $Nil (December 31, 2009 - $Nil) was owed to this company.

Disclosure of Outstanding Share Data

Common Shares

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

	Issued and Outstanding	
	March 31, 2010	**May 25, 2010**
Common shares	91,274,049	91,310,749

The Company completed a non-brokered private placement for a total 24,280,000 units, with a first tranche of 20,830,000 units closed on December 24, 2009 and a second tranche of 3,450,000 units closed on January 7, 2010, at a price of $0.25 per unit for total gross proceeds of $6,070,000. Each unit consisted of one common share and one-half of one transferable common share purchase warrant exercisable into one share at a price of $0.35 for a period of two years from the closing dates.

In connection with this financing, the Company paid $197,750 in finder's fees in cash and issued a total of 721,000 finder's shares and 360,500 non-transferable finder's warrants, exercisable into one common share at a price of $0.35 until December 24, 2011 and January 7, 2012.

During the three months ended March 31, 2010, 2,256,466 warrants were issued at an average exercise price of $0.34 and 293,300 warrants at an average exercised price of $0.17 were exercised. Subsequently, another 36,700 warrants were exercised at a price of $0.20. As at March 31, 2010 and May 27, 2010, 43,261,332 and 43,224,632 warrants were outstanding.

Warrants as at May 25, 2010

Expiry date	Exercise price	Number of warrants
December 31, 2010	0.15	2,254,167
February 6, 2011	0.20	21,225,999
February 23, 2011	0.15	4,388,966
March 11, 2011	0.15	2,855,000
December 24, 2011	0.35	10,761,500
January 7, 2012	0.35	1,739,000
		43,224,632

Each warrant is exercisable into one common share on payment of the exercise price.

During the three months ended March 31, 2010, 5,000 stock options were exercised for proceeds of $1,000 and 50,000 options at a price of $0.35 granted but subsequently expired on the termination of services agreement. As at March 31, 2010 and May 25, 2010, 3,250,000 and 3,200,000 stock options were outstanding.

Options Outstanding as at May 25, 2010

Expiry date	Exercise price	Number of options
October 12, 2011	$ 0.50	825,000
January 19, 2012	$ 0.40	100,000
January 19, 2012	$ 0.50	150,000
March 14, 2012	$ 0.50	200,000
July 19, 2012	$ 0.50	90,000
October 18, 2012	$ 0.45	400,000
June 10, 2013	$ 0.40	385,000
August 21, 2014	$ 0.20	1,050,000
		3,200,000

Each option is exercisable into one common share on payment of the exercise price.

Broker's Options

On August 6, 2009, 1,895,166 broker's options were granted exercisable into units at a price of $0.15 until February 06, 2011. Each unit is comprised of one share and one non-transferable common share purchase warrant exercisable into one common share at a price of $0.20 until February 6, 2011. 116,667 of these options were exercised on December 9, 2009, and another 170,966 on March 18, 2010, leaving a balance of 1,607,533 broker's options outstanding.

Subsequent Events

On May 10, 2010, the Company engaged the services of Ubika Corporation ("Ubika") as an investor relations consultant for a one year term. In consideration, the Company paid an advance fee of $35,000 to cover the one-year term of engagement and will, subject to TSX Venture Exchange (the "Exchange") approval, grant stock options to acquire up to 100,000 common shares of the Company at an exercise price of $0.25 per share for a period of 5 years and vesting in accordance with the policies of the Exchange.

Subsequently, 36,700 warrants were exercised for proceeds of $7,340.

Changes in Accounting Policies including Initial Adoption

Section 1582 Business Combinations, Section 1601 Consolidated Financial Statements and Section 1602 Non-controlling Interests

These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. Section 1582 is effective for business combinations for which the acquisition date is on or after January 1, 2011. Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. Early adoptions of these recommendations are permitted and the Company is currently considering the impact of adopting these pronouncements.

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAE's") such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE's with a December 31 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending March 31, 2011, with comparative financial information for the quarter ended March 31, 2010. The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ended December 31, 2010. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements.

In 2010, the Company's management assessed the impact of adoption to IFRS and concluded that an adoption date will be January 1, 2011 and a transition date January 1, 2010. The Company's first financial statements prepared under IFRS will be the interim financial statements for the three months ended March 31, 2011 with comparatives for the three months ended March 31, 2010 along with the balance sheet as of the transition date and will include full disclosure of all new IFRS policies.

During 2009, the Company's accounting department and CFO examined the impact of the changes in accounting policies per IFRS and attended seminars on the adoption and implementation of IFRS.

The Company reviewed its existing accounting system along with its internal and disclosure control process and concluded that they would not need significant modification as a result of the Company's conversion to IFRS in 2011. The Company also determined that it would rely on certain exemptions allowed under IFRS 1 "First-time Adoption of International Financial Reporting Standards" as of the transition date on January 1, 2010.

Under IFRS 1 the IFRS standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company intends to apply the following exemptions to its opening balance sheet dated January 1, 2010.

a) Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combination retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will take advantage of this election and will apply IFRS 3 to business combinations that occurred on or after January 1, 2010. There is no adjustment required to the December 31, 2009's financial statements on the transition date.

b) Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company will apply IFRS 2 to awards that vested prior to January 1, 2010 resulting in no adjustments to the December 31, 2009's financial statements on the transition date.

c) IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively. Therefore, there will be no change to the December 31, 2009's financial statements on the transition date.

Given the IFRS 1 exemptions noted above, the Company has identified the following adjustments to the December 31, 2009's financial statements on the transition date:

a) "Contributed surplus" versus "Equity settled employee benefit reserve"

IFRS requires "contributed surplus" to be broken down into different categories by naming them various reserves. The Company examined its "contributed surplus" account and concluded that an amount of $1,278,990 relates to "Equity settled employee benefit reserve", for the options granted to officers and employees. As a result, on transition date, there will be a reclassification in the equity section between "Contributed Surplus" and "Equity settled employee benefit reserve" for $1,278,990.

b) "Share subscription" versus "Other reserves"

IFRS requires "Share subscription" to be shown as "Other reserves". As a result, on transition date, there will be a reclassification in the equity section between "Share subscription" and between "Other reserves" in the amount of $201,000.

c) "Foreign exchange gain" in Income Statement versus "Exchange reserve" in Equity

IFRS requires "Foreign exchange gain / (loss)" that came from the translation of the Company subsidiary to be separated from the foreign exchange arising from the business transactions shown in the Income Statement. The Company examined its "foreign exchange gain" account and concluded that an amount of $66,197 relates to exchange reserves that came from the consolidation of US subsidiary and Canadian parent Company. As a result, on transition date, there will be a reclassification in the equity section between "Accumulated deficit" and "Exchange reserves" of $66,197.

During the three months ended March 31, 2010, the Company has identified the following adjustments to its financial statements for the March 31, 2011 comparatives:

a) "Contributed surplus" versus "Equity settled employee benefit reserve"

IFRS requires "contributed surplus" to be broken down into different categories by naming them various reserves. The Company examined its "contributed surplus" account and concluded that an amount of $1,302,835 relates to "Equity settled employee benefit reserve", for the options granted to officers and employees. As a result, on transition date, there will be a reclassification in the equity section between "Contributed Surplus" and "Equity settled employee benefit reserve" for $1,302,835.

b) "Foreign exchange gain" in Income Statement versus "Exchange reserve" in Equity

IFRS requires "Foreign exchange gain / (loss)" that came from the translation of the Company subsidiary to be separated from the foreign exchange arising from the business transactions shown in the Income Statement. The Company examined its "foreign exchange gain" account and concluded that an amount of $5,949 relates to exchange reserves that came from the consolidation of US subsidiary and Canadian parent Company. As a result, on transition date, there will be a reclassification in the equity section between "Accumulated deficit" and "Exchange reserves" of $5,949.

Internal Controls and Procedures over Financial Reporting

There was no change in the Company's internal control over financial reporting during the three months ended March 31, 2010 that materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this document. The reader should also refer to the discussion of risks contained in the Company's IPO prospectus dated June 21, 2007.

Financial instruments and risk management

Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in operations in the period incurred.

The Company's operations consist of the acquisition, exploration and development of mineral resource properties in North America. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of being affected by these risks, which may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. When material, these risks are also reviewed and monitored by the Board of Directors.

a) Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements. The Company manages this risk by only entering into contracts with counterparties who have sufficient financial strength to minimize the risk of a financial default.

(i) Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production. Therefore, the Company is not exposed to significant trade credit risk.

(ii) Cash and cash equivalents
In order to manage credit and liquidity risk to minimize the likelihood of a loss, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Monetary limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Derivative financial instruments
As at March 31, 2010 the Company has no derivative financial instruments.

b) Liquidity risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures, through the management of its available cash and the issue of shares, that there are sufficient cash balances to meet its short-term business requirements.

c) Currency risk
The Company's property interests in the United States subject it to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and

cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company's annual net income by approximately $9,000.

The Company does not invest in derivatives to mitigate these risks.

d) Interest rate risk
The Company limits its exposure to interest rate risk by investing only in short term investments at major Canadian financial institutions.

A one percent change in interest rates would affect the results of operations by approximately $7,000.

e) Fair value disclosures
The carrying values of accounts receivable, accounts payable and accrued liabilities and the amount due to related party approximate their fair values based on their short term nature.

f) Commodity price risk
The ability of the Company to develop its mineral properties and the future profitability of the Company will be directly related to the market price of gold.

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's IPO prospectus. All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are not guarantees of future performance and actual results may differ materially. Forward-looking statements included or incorporated by reference in this document include statements with respect to:

- The Company's goal of having 10 million ounces of gold to its account;
- The Company's assumptions and estimates used in its Technical Reports, as well as the potential resource estimates and interpretations from that Technical Report;
- The progress, potential and uncertainties of the Company's drill programs;
- Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties;
- The Company's future adoption of IFRS;
- TSX Venture Exchange approval of the Company's engagement of Ubika Corporation as an investor relations consultant for a one year term (see "Subsequent Events").

Outlook

Rye Patch continues to deliver value to its shareholders by increasing its gold resource base at its existing mineral properties. Rye Patch Gold's resource inventory is now comprised of 1,182,780 ounces of gold equivalent in the measured and indicated category plus 2,727,100 ounces of gold equivalent in the inferred category. As a result, the Company is almost half way to meeting its corporate goal of having a significant resource inventory within the next three years. Continued growth will be achieved through expansion of the Company's existing resource base and acquisition and discovery of new resources in Nevada.

The capital markets that the Company has historically accessed to raise funding for exploration have been unusually volatile in the past two years; however successful gold exploration companies are being funded.

Additional information

Additional information relating to the Company, including the Company's IPO prospectus, is available on SEDAR at www.sedar.com and on the Company's website at www.ryepatchgold.com.



Rye Patch
GOLD CORP.



SEC MAIL
RECEIVED
PROCESSING
JUN 18 2010
211

NEWS RELEASE

No. 10 – 07

RYE PATCH GOLD CORP. ANNOUNCES TERMINATION OF AGREEMENT TO ACQUIRE CENTERRA GOLD (U.S.) INC.'S REN JOINT VENTURE INTEREST

Vancouver, British Columbia, April 8, 2010 - **Rye Patch Gold Corp** (TSX-V: **RPM;** OTC: **RPMGF)** ("Rye Patch Gold") announces that it received notice today that Homestake Mining Company of California ("Homestake") has exercised its pre-emptive right to acquire from Centerra Gold (U.S.) Inc. ("Centerra"), all of Centerra's participating interest in the Ren joint venture property (the "Centerra Interest"). Rye Patch Gold had entered into an agreement to purchase the Centerra Interest conditional upon Homestake's waiver of its pre-emptive right (see Rye Patch Gold's News Release dated February 10, 2010). As a result of Homestake's election to purchase the Centerra Interest, Rye Patch Gold's agreement with Centerra will terminate and Rye Patch Gold is entitled to receive a break fee of US$250,000 from Centerra upon completion of Homestake's acquisition of the Centerra Interest.

About Rye Patch Gold

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project, Lincoln Hill and located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:
Mr. Lindsay Malcolm
Rye Patch Gold Corp
Manager Corporate Development
lindsay@ryepatchgold.com
Tel.: (604) 638-1588 ext 206
Fax: (604) 638-1589
www.ryepatchgold.com

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.
Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.



Rye Patch
GOLD CORP.


SEC MAIL
RECEIVED
JUN 18 2010
PROCESSING
WASH. D.C.
211
SECTION

NEWS RELEASE

No. 10 – 08

RYE PATCH GOLD CORP. PRESENTS NEVADA PROJECT UPDATE AND COMMENCES DRILLING PROGRAM AT WILCO

Vancouver, British Columbia, April 28, 2010 - **Rye Patch Gold Corp** (TSX-V: **RPM;** OTC: **RPMGF)** ("Rye Patch Gold" or the "Company") is pleased to announce an update on its Nevada project portfolio. Exploration budgets totalling US$1.4M are planned and the hunt for another major Nevada acquisition is underway.

Wilco Project

The Company announces the commencement of a Spring drilling campaign at its 100% controlled Wilco project located on the Oreana trend in West Central Nevada. The campaign will complete up to 5,000-metres of reverse circulation (RC) drilling to test high-grade feeder zones in the North Basin target area and drill a new pediment target. The North Basin drillholes will have a nominal depth of 400-metres, and have been sited based on the new information gleaned from the last years drill program. The drillholes will test the newly identified structural zones for high-grade gold and silver.

In addition, exploration drilling will be initiated on the Woolsey pediment target located in the northern portion of the Wilco property. This target is outboard of an altered silicified siltstone ridge with surface rock chip and soil gold anomalies and is covered by thin veneer of pediment gravels. The altered and mineralized siltstone lithology lies above the main contact zone identified in the Section Line and Willard discovery areas. This contact has not been drilled by past operators. On and adjacent to the pediment, elevated gold and mercury values have been established and a gravity geophysical survey shows shallow pediment gravel cover. Rye Patch controls the private land where the Woolsey target is located. The Woolsey anomaly has size required for another substantial near-surface oxide deposit with significant upside potential.

In addition, drillhole composites from the 2007, 2008 and 2009 drilling campaigns will be selected for metallurgical test work on the Section Line discovery zone. Oxidized material in the drillholes covers a rectangular area measuring 1,800 metres by 1,100 metres (6,000 feet by 3,600 feet) in a series of multiple stacked zones. Rye Patch is in the process of selecting a third party to manage and complete the metallurgical test work.
The drilling and metallurgical test work will be part of an estimated US$500,000 exploration program.

Lincoln Hill Project

At Lincoln Hill, Rye Patch is completing the first ever NI43-101 resource estimate for the project. The Company has sent the geologic model and drillhole information to Scott E. Wilson Consulting who is completing the resource estimate. The Lincoln Hill resource estimate will be the Company's third Nevada gold resource property.

Following completion of the resource estimate, a drilling campaign will be designed. The drill program will have the goal of infilling and expanding the new resource. An exploration program totalling US$500,000 is planned.



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 08

Gold Ridge Project

The Gold Ridge project has several early-stage gold zones that require follow up. This early stage work will be completed during the summer with the purpose of identifying new drill targets on the property. The 100% owned Gold Ridge property covers 12 square kilometers prospective ground along the Oreana trend. The exploration work program will define drill targets. An initial targeting budget totalling US$100,000 is envisioned.

Jessup Project

The Jessup project has several targets that show potential for higher grade gold and silver associated with structural controlled breccias and breccia pipes. The targets were identified during the 2008 drill program which delineated higher grade gold and silver within breccias at the San Jacinto and North Jessup resource areas. These targets will be prioritized for a possible 2010 drill campaign. While final cost estimates are not complete, an exploration program totalling US$300,000 is planned.

Finally, the Company is reviewing and updating its proprietary Nevada acquisition list. The Company has identified several major Nevada opportunities that it intends to pursue. One or more of these trend-scale acquisitions could give Rye Patch investors the possibility to participate in a major Nevada gold opportunity.

As released on May 11, 2009 and on June 2, 2009 for the Wilco and Jessup projects respectively, Rye Patch Gold's resource inventory has 1,164,000 ounces of gold and gold equivalent in the measured and indicated category plus 2,177,315 ounces of gold and gold equivalent in the inferred category. The table summarizes Rye Patch Gold's precious metal inventory in Nevada, USA.

Rye Patch Gold's NI43-101 Resource Inventory (1)							
Property	Resource Category	Tonnes (X 1,000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces	Contained Gold & Gold Equiv. Ounces (3)
Wilco (2)	Measured	7,526	0.69	4.595	164,000	1,111,000	188,000
	Indicated	30,844	0.51	3.601	522,000	3,638,000	600,000
	Inferred	121,838	0.41	5.075	1,660,000	19,871,000	2,084,315
Jessup(2)	Measured	7,775	0.51	8.745	128,000	2,184,000	161,000
	Indicated	12,642	0.41	7.167	172,000	2,906,000	215,000
	Inferred	4,494	0.55	7.922	77,000	1,146,000	93,000
Total Measured & Indicated Resources					**986,000**	**9,839,000**	**1,164,000**
Total Inferred Resources					**1,737,000**	**21,017,000**	**2,177,315**

(1) All resources on 100% basis. Metallurgical recoveries and net smelter returns are assumed to be 100%. Conforms to 43-101 definitions for resources;



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 08

(2) Cutoff grade for Wilco Measured and Indicated resource is reported at 0.2 g/t Au for oxide mineralisation and 1.45 g/t Au for sulphide mineralisation. The Inferred resource is reported at 0.2 g/t Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is reported at 0.2 g/t Au for oxide mineralisation and 0.34 g/t Au for transition and sulphide mineralisation; and

(3) Wilco and Jessup Resource includes Au equivalent ounces (Aueq.); where Aueq. = (Ag opt X $Ag/oz) + (Au opt X $Au/oz)/$Au/oz, for Au/oz = $750, and Ag/oz = $16. .

The Company also announces the termination of Lindsay Malcolm, as Manager Corporate Development, effective immediately.

About Rye Patch Gold
Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco, Lincoln Hill and Gold Ridge projects located along the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:
Rye Patch Gold Corp
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.



Rye Patch
GOLD CORP.



File 82-35199
Exemption 12g3-2(b)

NEWS RELEASE

No. 10– 09

RYE PATCH GOLD CORP. ENGAGES CONSULTANT TO PROMOTE INVESTOR RELATIONS

Vancouver, British Columbia, May 14, 2010 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch Gold" or the "Company") announces that it has retained the services of Ubika Corporation ("Ubika") as a consultant to promote investor relations. Ubika will communicate with its network of brokers, retail advisors, investors and others in the investment community to raise the profile of the Company through, among other things, the preparation and distribution of research reports pertaining to the Company, making accessible the Company's profile on Ubika's flagship website portal and conducting presentations on the Company. Ubika's engagement commenced as of May 10, 2010 and will extend for a one-year term. Thereafter, the engagement will be subject to automatic renewals unless either Rye Patch Gold or Ubika terminates the engagement upon giving the other party 60 days' advance notice. In consideration for Ubika's services, Rye Patch Gold has paid Ubika an advance fee of $35,000 to cover the one-year term of engagement and will, subject to TSX Venture Exchange (the "Exchange") approval, grant to Ubika a stock option to acquire up to 100,000 common shares of the Company at an exercise price of $0.25 per share for a 5 year term and vesting in accordance with the policies of the Exchange.

Ubika is a specialized research, analytics and capital market service company with operations in Toronto and Vancouver, Canada. The Managing Director of Ubika is Vikas Ranjan.

Other than the aforementioned grant of the stock option, none of Ubika and Vikas Ranjan owns any securities of, or holds any interest in, Rye Patch Gold, or has any right or intent to acquire any securities of, or interest in, Rye Patch Gold.

Rye Patch Gold Corp. is a Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco project, Lincoln Hill and located within the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com .

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information, please contact:
Rye Patch Gold Corp., Investor Relations
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589
www.ryepatchgold.com



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10– 09

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com



Rye Patch
GOLD CORP.


SEC MAIL
RECEIVED
PROCESSING
JUN 18 2010
WASH, D.C.
211
SECTION

NEWS RELEASE

No. 10 – 10

RYE PATCH GOLD ANNOUNCES FIRST RESOURCE ESTIMATE FOR LINCOLN HILL

Vancouver, British Columbia, May 18, 2010 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") announces the first National Instrument 43-101 (NI43-101) compliant resource estimate for the 100% controlled Lincoln Hill project based on the Company's 2008 and 2009 drill campaigns. The resource table below shows the new Lincoln Hill gold and silver inferred resource estimate using a 0.343 g/t (0.01 opt) gold and gold equivalent (gold equivalent or Aueq) cut-off grade.

Cutoff Grade (Gm/Tonne)	Tonnes (1000's)	Au (Gm/Tonne)	Gold Ozs	Ag (Gm/Tonne)	Silver Ozs
0.343	17,215	0.686	380,000	17.143	9,488,000

"With Wilco, Jessup and now the Lincoln Hill resource estimates complete, the increased gold and silver resources suggest that the Oreana trend has significant potential and scale. The Company is advancing the Oreana trend projects and is continuing to pursue other high-quality resource projects in Nevada", stated William C. (Bill) Howald, the Company's CEO and President.

The new gold and silver resource estimate for Lincoln Hill is based on 3-D geologic models that incorporated 4,449 individual verified gold and silver assays from 49 drillholes including Rye Patch's 43 reverse circulation drillholes and 4 core holes. Block model grades were interpolated from 1,094 down-the-hole composites using inverse distance methodologies. No capping was required. The silver resource was prepared using the same geologic and estimation parameters as the gold block model estimation. The model uses 3-D blocks which are 6 metres in height, width, and depth. Using US$900 per ounce for gold and US$18 per ounce for silver, an inferred gold equivalent resource of 569,760 ounces with an average grade of 1.029 g/t Aueq was estimated. The resource is stockwork zone located at the surface with high-grade feeder structures internal to the main mineralized body.

SEWC used industry-accepted standards to reclassify this new resource. Geologic interpretations were incorporated into the new resource for greater confidence in the resource estimate. Cut-off grades were calculated based on referencing up-to-date costing structures that are publically available.

The resource is classified using a combination of distance to the nearest sample, the number of samples, and number of holes used to estimate each block, while also taking into account project history, database quality, sample integrity and geologic understanding. Because the Lincoln Hill drillholes are few and widely spaced, SEWC classified the resource as inferred. Additional drilling may result in upgrading the inferred resource to measured and indicated resources.

Scott E. Wilson Consulting, Inc. (SEWC) of Denver, Colorado completed the new resource estimate under the direction of Scott E. Wilson who is a qualified person as defined by NI43-101. Mr. Wilson is responsible for, and approves of, the technical disclosure in this news release. The NI43-101 Lincoln Hill project technical report will be posted on SEDAR at www.sedar.com within 45 days of this news release.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 10

As announced today on the Company's Lincoln Hill project, together with the Company's previous announcements on May 11, 2009 and June 2, 2009 in respect of the Wilco and Jessup projects, Rye Patch Gold's resource inventory is now comprised of 1,182,780 ounces of gold equivalent in the measured and indicated category plus 2,727,100 ounces of gold equivalent in the inferred category. The following table summarizes Rye Patch Gold's precious metal inventory in Nevada, USA.

Rye Patch Gold's NI43-101 Resource Inventory [1]							
Property	**Resource Category**	**Tonnes (X 1,000)**	**Gold Grade (g/t)**	**Silver Grade (g/t)**	**Contained Gold Ounces**	**Contained Silver Ounces**	**Contained Au & Au Equivalent Ounces [4]**
Wilco [2]	Measured	7,526	0.69	4.595	164,000	1,111,000	186,220
	Indicated	30,844	0.51	3.601	522,000	3,638,000	594,760
	Inferred	121,838	0.41	5.075	1,660,000	19,871,000	2,057,420
Jessup [2]	Measured	7,775	0.51	8.745	128,000	2,184,000	171,680
	Indicated	12,642	0.41	7.167	172,000	2,906,000	230,120
	Inferred	4,494	0.55	7.922	77,000	1,146,000	99,920
Lincoln Hill [3]	Measured	-	-	-	-	-	-
	Indicated	-	-	-	-	-	-
	Inferred	17,215	0.69	17.143	380,000	9,488,000	569,760
Total Measured & Indicated Resources					**986,000**	**9,839,000**	**1,182,780**
Total Inferred Resources					**2,117,000**	**30,505,000**	**2,727,100**

(1) All resources on 100% basis. Metallurgical recoveries and net smelter returns are assumed to be 100%. Conforms to 43-101 resource definitions;

(2) Cutoff grade for Wilco Measured and Indicated resource is reported at 0.2 g/t Au for oxide mineralisation and 1.45 g/t Au for sulphide mineralisation. The Inferred resource cut-off grade is reported at 0.2 g/t Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is reported at 0.2 g/t Au for oxide mineralisation and 0.34 g/t Au for transition and sulphide mineralisation; and

(3) The Inferred resource is reported at a cut-off grade of 0.34 g/t (0.01 opt) Aueq for oxide and transitional ore types;

(4) Wilco, Jessup and Lincoln Hill resources includes Au equivalent ounces (Aueq.); where Aueq. = (Au ozs) + (Ag ozs X $Ag/oz)/$Au/oz, for Au/oz = $900, and Ag/oz = $18.

Rye Patch Gold maintains a strict quality control program at all of its projects. Drill samples are picked up on site by ALS Chemex's preparation and analytical facility located in Nevada. Gold analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods, with an atomic absorption finish. Gold over limits are determined using fire assay with a gravimetric finish. Silver is analyzed using ICP-MS with silver over limits determined using aqua-regia digestion with an ICP-AES or AAS finish. Gold and Silver check assays were delivered to Florin Analytical Services LLC of Reno, Nevada. The check assay program repeated gold and silver determinations for approximately ten-percent of the 2008 and 2009 drill programs.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 10

Rye Patch Gold Corp. is a well-funded, Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco, Lincoln Hill and Gold Ridge projects located along the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:
Rye Patch Gold Corp
info@ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com



Rye Patch
GOLD CORP.


SEC MAIL
RECEIVED
PROCESSING
JUN 18 2010
WASH. D.C.
211
SECTION

NEWS RELEASE
No. 10 – 11

RYE PATCH GOLD DRILLS 44.5 G/T AU and 36.3 G/T AG OVER 1.5 METRES AT WILCO

Vancouver, British Columbia, June 7, 2010 - Rye Patch Gold Corp (TSX-V: RPM; OTC: RPMGF) ("Rye Patch" or the "Company") reports drillhole assays for its spring drilling campaign on the Wilco project in Pershing County, Nevada. Using a 0.343 g/t (0.01 opt) gold cut-off grade, the following Table summarizes drill intercepts for the first six reverse circulation drillholes.

TABLE1: WILCO PROJECT: 2010 REVERSE CIRCULATION DRILL PROGRAM (WR-095 to WR-100)							
Drillhole	Target Area	Au g/tonne	Ag g/tonne	Drillhole interval metres	From metres	To metres	TD (metres)
WR-095	North Area	0.43	3.6	16.8	67.1	83.8	373.4
WR-095	North Basin	0.35	2.3	3.0	88.4	91.4	
WR-095	North Basin	0.36	3.9	3.0	93.0	96.0	
WR-095	North Basin	0.39	4.5	3.0	112.8	115.8	
WR-095	North Basin	3.24	4.0	6.1	118.9	125.0	
Including		6.31	5.3	3.0	120.4	123.4	
WR-095	North Basin	2.08	12.7	15.2	301.8	317.0	
Including		3.54	39.8	1.5	303.3	304.8	
Including		5.90	25.7	3.1	312.4	315.5	
WR-096	North Basin	0.44	2.8	9.1	80.8	89.9	381.0
WR-096	North Basin	0.43	2.5	12.2	93.0	105.2	
WR-096	North Basin	0.44	2.1	4.6	109.7	114.3	
WR-096	North Basin	0.47	5.1	3.0	349.0	352.0	
WR-097	North Basin	0.41	2.7	16.8	70.1	86.9	390.1
WR-097	North Basin	0.47	2.5	13.7	100.6	114.3	
WR-098	North Basin	0.36	2.9	3.0	239.3	242.3	379.0
WR-098	North Basin	3.24	3.2	3.0	315.5	318.5	
Including		6.33	4.9	1.5	315.5	317.0	
WR-098	North Basin	1.24	6.5	30.5	332.2	362.7	
Including		3.34	4.9	1.5	335.3	336.8	
WR-099	North Basin	0.43	7.8	12.2	123.4	135.6	385.6
WR-099	North Basin	0.48	5.4	4.6	303.3	307.8	
WR-099	North Basin	11.67	12.0	6.1	310.9	317.0	
Including		44.53	36.3	1.5	312.4	313.9	
WR-099	North Basin	2.68	36.8	3.0	356.6	359.7	
WR-099	North Basin	1.17	5.0	6.1	373.4	379.5	
WR-100	North Basin	0.40	3.8	3.0	123.4	126.5	396.2
WR-100	North Basin	1.39	2.1	3.0	382.5	385.6	

"These drill results demonstrate an expansion of the high-grade zone in the North Basin target. Given our existing extensive Nevada resource inventory; the expansion potential of the Oreana trend and the Company's unique networking capability, Rye Patch has a clear path to meet its corporate resource inventory objectives", commented William C. (Bill) Howald, the Company's CEO and President.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com



Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 11

Drillholes WR-081, and WR-087, drilled in 2008, along with drillholes WR-094, drilled in 2009, and WR-095 and WR-099 have all intercepted higher grade gold values (see previous news releases of the Company dated November 25, 2008 and February 23, 2010). Using a 5 g/t gold cutoff grade and a minimum drill intercept of 3 meters, gold values range from 5.9 g/t Au in WR-095 to 11.82 g/t Au in WR-087 over 3 to 6 metre intervals. To date, the drilling has defined a rectangular mineralized area measuring 100 metres by 200 metres that is open along a west-southwest oriented trend paralleling the northern limb of the Section Line anticline at the geologic contact between an upper siltstone unit and a lower claystone lithology. The contact zone is a regional feature which has exploration implications for the Oreana trend.

The high-grade zone is open to the west-southwest. The identified high-grade zone could be the feeder structure for the Section Line deposit. Continued drilling and offsetting of the high-grade zone will be required to verify this idea.

The present drill program is anticipated to continue until late June. A total of eleven reverse circulation drillholes is anticipated to be completed in the spring program. Assay results for drillholes WR-101 to WR-103 are pending, WR-104 is in progress, and WR-105 is planned. The drilling contractor, Boart-Longyear, has been apprised that a second pass program is envisioned for late summer.

As announced on May 18, 2010, May 11, 2009, and June 2, 2009 in respect of the Lincoln Hill, Wilco, and Jessup projects, Rye Patch Gold's resource inventory now totals 1,182,780 ounces of gold equivalent in the measured and indicated category plus 2,727,100 ounces of gold equivalent in the inferred category. The following table summarizes Rye Patch Gold's precious metal inventory in Nevada, USA.

Rye Patch Gold's NI43-101 Resource Inventory [1]

Property	Resource Category	Tonnes (X 1,000)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces	Contained Au & Au Equivalent Ounces [4]
Wilco [2]	Measured	7,526	0.69	4.595	164,000	1,111,000	186,220
	Indicated	30,844	0.51	3.601	522,000	3,638,000	594,760
	Inferred	121,838	0.41	5.075	1,660,000	19,871,000	2,057,420
Jessup [2]	Measured	7,775	0.51	8.745	128,000	2,184,000	171,680
	Indicated	12,642	0.41	7.167	172,000	2,906,000	230,120
	Inferred	4,494	0.55	7.922	77,000	1,146,000	99,920
Lincoln Hill [3]	Measured	-	-	-	-	-	-
	Indicated	-	-	-	-	-	-
	Inferred	17,215	0.69	17.143	380,000	9,488,000	569,760
Total Measured & Indicated Resources					**986,000**	**9,839,000**	**1,182,780**
Total Inferred Resources					**2,117,000**	**30,505,000**	**2,727,100**

(1) All resources on 100% basis. Metallurgical recoveries and net smelter returns are assumed to be 100%. Conforms to 43-101 resource definitions;
(2) Cutoff grade for Wilco Measured and Indicated resource is reported at 0.2 g/t Au for oxide mineralisation and 1.45 g/t Au for sulphide mineralisation. The Inferred resource cut-off grade is reported at 0.2 g/t Au for oxide, sulphide and carbonaceous ore types; however, a higher opt Au cut-off grade may be required to upgrade the inferred resource to the measured and indicated resource category. Cut-off grade for Jessup is reported at 0.2 g/t Au for oxide mineralisation and 0.34 g/t Au for transition and sulphide mineralisation; and
(3) The Inferred resource is reported at a cut-off grade of 0.34 g/t (0.01 opt) Aueq for oxide and transitional ore types;
(4) Wilco, Jessup and Lincoln Hill resources includes Au equivalent ounces (Aueq.); where Aueq. = (Au ozs) + (Ag ozs X $Ag/oz)/$Au/oz, for Au/oz = $900, and Ag/oz = $18.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com


Rye Patch
GOLD CORP.

NEWS RELEASE

No. 10 – 11

Rye Patch Gold maintains a strict quality control program at all of its projects. Drill samples are picked up on site by American Assay's preparation and analytical facility located in Reno, Nevada. Gold analyses are conducted on 1-assay ton prepped samples with gold determined using industry standard fire assay methods with an atomic absorption finish. Gold over limits are determined using fire assay with a gravimetric finish. Silver is analyzed using ICP-MS with silver over limits determined using aqua-regia digestion with an ICP-AES or AAS finish.

Mr. William Howald, AIPG Certified Professional Geologist #11041, Rye Patch Gold's CEO and President, is the Qualified Person as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

Rye Patch Gold Corp. is a well-funded, Tier 1, Nevada-focused and discovery-driven company seeking to build a sizeable inventory of gold and silver resource assets in the mining friendly state of Nevada, USA. The Company's seasoned management team is engaged in acquisition, exploration and development of quality resource-based gold and silver projects. Rye Patch Gold is developing its primary assets – the advanced-stage Wilco, Lincoln Hill and Gold Ridge projects located along the emerging Oreana gold trend in west-central Nevada and the Jessup project in Churchill County, Nevada. The Company has established gold and silver resource milestones and time frames in order to build a premier resource development company. For more information about Rye Patch Gold, please visit our website at www.ryepatchgold.com.

On behalf of the Board of Directors
'William Howald'
William C. (Bill) Howald, CEO & President

For additional information contact:
Rye Patch Gold Corp
info@ ryepatchgold.com
Tel.: (604) 638-1588
Fax: (604) 638-1589

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company's actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company's control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Suite 1740 – 1177 West Hastings St., Vancouver, BC, V6E 2K3, Canada
Phone 604-638-1588 Fax 604-638-1589 www.ryepatchgold.com